Filed by IBERIABANK Corporation
Pursuant to Rule 425 under the Securities Act of 1933,
as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company:	Teche Holding Company
First Private Holdings, Inc.
Commission File	No: 000-25756
No: 001-13712

FOR IMMEDIATE RELEASE

April 23, 2014

Contact:

Daryl G. Byrd, President and CEO (337) 521-4003

John R. Davis, Senior Executive Vice President (337) 521-4005

IBERIABANK Corporation Reports First Quarter Results

LAFAYETTE, LOUISIANA — IBERIABANK Corporation (NASDAQ: IBKC), holding company of the 127-year-old IBERIABANK (www.iberiabank.com), reported operating results for the first quarter ended March 31, 2014. For the quarter, the Company reported income available to common shareholders of $22.0 million, or $0.75 fully diluted earnings per share. In the first quarter of 2014, the Company incurred non-operating costs equal to $1.2 million on a after-tax basis, or $0.04 per share. In addition, the Company reported $1.7 million in after-tax non-operating income, or $0.06 per share. Excluding those items, EPS in the first quarter of 2014 was $0.73 per share on a non-GAAP operating basis, compared to $0.87 per share in the fourth quarter of 2013 (refer to press release supplemental table). The Company has a higher proportion of revenues derived from fee income businesses than many of its peers. Those businesses and other aspects of the Company’s businesses are subject to significant seasonal, cyclical, and general economic influences.

Daryl G. Byrd, President and Chief Executive Officer, commented, “As we anticipated, our financial results were influenced by historical seasonal factors, including soft mortgage, title, and service charge revenues and seasonal expense increases. In the first quarter of each year, we typically experience a moderation in organic loan growth. Our period-end loan growth in the first quarter of this year slowed to an annualized growth rate of 8%. Our commercial loan pipeline is very robust at approximately $700 million, and the mortgage loan locked pipeline has improved 21% over the last three weeks. We are pleased with our margin results and asset quality improvements during quarter. While masked by the seasonal influences, we remain focused on improving our operating efficiency and profitability in 2014. Our financial results for the first quarter exceeded our internal forecast and budget expectations for the quarter, and our current forecast for operating EPS for 2014 is similar to the current consensus analyst estimates.”

Highlights for the First Quarter of 2014 and March 31, 2014:

•	The net interest margin increased two basis points on a linked quarter basis to 3.54%, which was above the upper-end of the previously disclosed guidance range of 3.40% to 3.45%. Based on interest rate risk modeling and other factors, management increased its expectations for the net interest margin in 2014 to be in the range of 3.45% to 3.50%.

•	Seasonal influences affected operating non-interest income and expense in the first quarter of 2014. Operating non-interest income declined $4.8 million, or 12%, due primarily to seasonally and cyclically lower mortgage loan income and a reduction in capital markets income. Operating non-interest expenses increased $3.2 million, or 3%, on a linked quarter basis due primarily to seasonally-influenced expenses, business development-related expenses, and the addition of acquired branches in Memphis. The Company’s tangible operating efficiency ratio increased from 69.9% in the fourth quarter of 2013 to 73.6% in the first quarter of 2014. The Company forecasts a tangible efficiency ratio of approximately 68% for the remainder of 2014.

•	Total loan growth was $149 million, or 2%, between quarter-ends (6% annualized rate), while loan growth excluding all assets covered under FDIC loss share agreements and other non-covered acquired assets (collectively, “Acquired Assets”) increased $165 million, or 2%, between quarter-ends (8% annualized rate).

•	Core deposits (defined as total deposits less acquired deposits and time deposits) increased $103 million, or 1%, between quarter-ends (4% annualized growth rate). Non-interest-bearing deposits excluding acquired deposits increased $114 million, or 4%, between quarter-ends.

•	The Company’s legacy asset quality improved significantly in the first quarter of 2014. At March 31, 2014, nonperforming assets (“NPAs”), excluding Acquired Assets, equated to 0.49% of total assets, loans past due 30 days or more equated to 0.53% of total loans, and classified assets excluding Acquired Assets equated to 0.49% of total assets.

•	Net charge-offs totaled $0.8 million in the first quarter of 2014, or an annualized 0.03% of average loans, compared to an average of 0.05% of average loans over the past nine quarters. The Company recorded a $2.1 million loan loss provision and a $0.4 million provision for unfunded loan commitments in the first quarter of 2014 for a total provision for credit losses of $2.5 million, compared to $3.9 million in the fourth quarter of 2013 on that same basis.

•	On January 17, 2014, the Company completed its acquisition of the Memphis operations of Trust One Bank, a division of Synovus Bank. The Company acquired four office locations, approximately $87 million in loans, and assumed approximately $191 million in deposits. All aspects of the client and branch conversion process were successfully completed over the weekend of January 18-19, 2014.

•	The Company received approvals from the Board of Governors of the Federal Reserve System and Louisiana Office of Financial Institutions to acquire by merger Teche Holding Company (“Teche”) based in New Iberia, Louisiana. No divestiture was required in association with the approvals. The Company anticipates closing the transaction on May 31, 2014, subject to customary closing conditions, including the receipt of shareholder approval at a special meeting of Teche shareholders on May 28, 2014 in accordance with the proxy statement prospectus that was declared effective by the Securities and Exchange Commission (“SEC”) on April 16, 2014. At December 31, 2013, Teche had total assets of $877 million, gross loans of $704 million, and total deposits of $648 million.

•	On February 10, 2014, the Company announced the signing of a definitive agreement to acquire by merger First Private Holdings, Inc. (“First Private”) based in Dallas, Texas. The Company has filed required regulatory applications and filed a proxy statement prospectus with the SEC on March 28, 2014. The Company anticipates closing the transaction on June 30, 2014, subject to customary closing conditions, including the receipt of regulatory and shareholder approvals. At December 31, 2013, First Private had total assets of $357 million, gross loans of $257 million, and total deposits of $318 million.

Table A - Summary Financial Results

	For the Quarter Ended:			Linked Quarter
Selected Financial Data	3/31/2013	12/31/2013	3/31/2014	% Change
Net Income ($ in thousands)	$717	$25,604	$22,395	–13%

Per Share Data:
Fully Diluted Earnings	$0.02	$0.86	$0.75	–13%
Operating Earnings (Non-GAAP)	0.74	0.87	0.73	–16%
Pre-provision Operating Earnings (Non-GAAP)	0.66	0.97	0.78	–20%
Tangible Book Value	36.93	37.17	37.59	1%

	As of and for the Quarter Ended:			Linked Quarter Basis Point
Key Ratios	3/31/2013	12/31/2013	3/31/2014	Change

Return on Average Assets	0.02%	0.77%	0.68%	(9) bps
Return on Average Common Equity	0.19%	6.62%	5.83%	(79) bps
Return on Average Tangible Common Equity (Non-GAAP)	0.55%	9.43%	8.36%	(107) bps
Net Interest Margin (TE) (1)	3.23%	3.52%	3.54%	2 bps
Tangible Operating Efficiency Ratio (TE) (Non-GAAP) (1)	79.0%	69.9%	73.6%	372 bps
Tangible Common Equity Ratio (Non-GAAP)	8.75%	8.55%	8.61%	6 bps
Tier 1 Leverage Ratio	9.37%	9.70%	9.61%	(9) bps
Tier 1 Common Ratio (Non-GAAP)	11.39%	10.55%	10.44%	(11) bps
Total Risk Based Capital Ratio	13.80%	12.82%	12.69%	(13) bps
Net Charge-Offs to Average Loans (2)	0.07%	0.07%	0.05%	(2) bps
Non-performing Assets to Total Assets (2)	0.68%	0.61%	0.49%	(12) bps

	For the Quarter Ended:
Adjusted Selected Key Ratios	GAAP 3/31/2014	Adjustments (3)	Non-GAAP 3/31/2014

Return on Average Assets	0.68%	(0.02%)	0.66%
Return on Average Common Equity	5.83%	(0.13%)	5.70%
Return on Average Tangible Common Equity (Non-GAAP)	8.36%	(0.19%)	8.17%
Tangible Efficiency Ratio (TE)(1) (Non-GAAP)	73.9%	(0.3%)	73.6%

(1)	Fully taxable equivalent basis.
(2)	Excluding FDIC Covered Assets and Acquired Assets.
(3)	Adjusted results exclude the income statement impact of the non-operating items included in Table 9, net of tax where applicable, without adjustment to any balance sheet accounts.

Refer to press release supplemental table for a reconciliation of GAAP and non-GAAP measures.

Operating Results

On a linked quarter basis, average earning assets increased $234 million, or 2%, as average loans increased $379 million, or 4%, average indemnification asset (“IA”) declined $34 million, or 18%, average investment securities decreased $16 million, or 1%, and other earning assets declined $94 million, or 26%. Also on a linked quarter basis, the average earning asset yield remained stable, and the cost of interest-bearing liabilities decreased three basis points. As a result, the tax-equivalent net interest spread increased three basis points and the net interest margin increased two basis points. Tax-equivalent net interest income increased $0.9 million, or 1%, as average earning assets increased and the net interest margin expanded.

Table B - Quarterly Average Yields/Cost (1)

	For Quarter Ended:			Linked Quarter Basis Point
	3/31/2013	12/31/2013	3/31/2014	Change
Investment Securities	1.92%	2.21%	2.22%	1 bps
Covered Loans, net of loss share receivable	3.93%	3.43%	3.18%	(25) bps
Non-covered Loans	4.44%	4.43%	4.38%	(5) bps

Loans & Loss Share Receivable	4.36%	4.33%	4.27%	(6) bps
Mortgage Loans Held For Sale	2.97%	4.06%	3.69%	(37) bps
Other Earning Assets	0.52%	0.94%	1.27%	33 bps

Total Earning Assets	3.70%	3.87%	3.87%	(0) bps

Interest-bearing Deposits	0.47%	0.39%	0.36%	(3) bps
Short-Term Borrowings	0.19%	0.15%	0.17%	2 bps
Long-Term Borrowings	3.16%	3.37%	3.42%	5 bps

Total Interest-bearing Liabilities	0.58%	0.47%	0.44%	(3) bps

Net Interest Spread	3.12%	3.40%	3.43%	3 bps
Net Interest Margin	3.23%	3.52%	3.54%	2 bps

(1)	Earning asset yields are shown on a fully taxable-equivalent basis.

The non-covered loan yield decreased five basis points, while the net covered loan yield (net of IA amortization) decreased 25 basis points. The average covered loan volume declined $60 million, or 8%. As a result of the reduction in yield and volume, the associated net covered income declined $1.3 million on a linked quarter basis, which was slightly better than management’s expectations.

For the second quarter of 2014, the Company projects the prospective yield on the covered loan portfolio net of the IA amortization to approximate 2.73% compared to 3.18% in the first quarter. The average balance of the net covered loan portfolio is projected to decline approximately $63 million, based on current cash flow assumptions and estimates. Net income on the covered loan portfolio is projected to decline $1.3 million between the first and second quarters of 2014. The Company projects the net covered income to equate to less than 6% of total net interest income in 2014, compared to 11% in 2013.

On a period-end basis, the IA declined $21 million, or 13%, from $162 million at December 31, 2013, to $141 million at March 31, 2014. The portion of the IA collectible from the FDIC decreased $2.1 million, or 6%, while the collectible portion from other real estate owned (“OREO”) and customers declined $24.3 million, or 20%.

Aggregate non-interest income decreased $3.0 million, or 8%, on a linked quarter basis. The primary changes in non-interest income on a linked quarter basis were:

•	Decreased mortgage income of $2.2 million, or 18%;

•	Decreased service charge income of $0.4 million, or 6%;

•	Decreased title revenue of $0.2 million, or 4%; and

•	Decreased capital markets revenue of $1.1 million; partially offset by

•	Increased BOLI income of $1.5 million (considered non-operating income).

The $2.2 million decline in mortgage income was the result of lower production and sales volumes, due primarily to cyclical conditions impacting the mortgage business in general, unfavorable weather conditions for home purchases in the first quarter of 2014, and seasonal slowness in many markets in which the mortgage business operates. The decline in income was partially offset by a $1.0 million reduction in mortgage commission and production incentives expense (included in non-interest expense).

In the first quarter of 2014, the Company originated $313 million in residential mortgage loans, down $90 million, or 22%, on a linked quarter basis. Client loan refinancing opportunities accounted for approximately 16% of mortgage loan applications in the first quarter of 2014, compared to 19% in the fourth quarter of 2013, and approximately 17% between March 31, 2014, and April 18, 2014. The Company sold $311 million in mortgage loans during the first quarter of 2014, down $66 million, or 18%, on a linked quarter basis. The gain on sale margin for mortgage loans decreased by 65 basis points on a linked quarter basis, while the market value adjustment on loans held in the pipeline and warehouse increased $3.0 million on a linked quarter basis during the first quarter of 2014. The mortgage origination locked pipeline increased 43% during the first quarter of 2014, from $110 million at December 31, 2013, to $157 million at March 31, 2014. At April 18, 2014, the locked pipeline was $190 million, or a 21% increase compared to March 31, 2014. The mortgage business primarily focuses on retail mortgage loans originated by the Company. Less than 0.5% of total originations in 2013 were purchased through correspondent mortgage loan providers. These mortgage loans were primarily for community reinvestment-related loan opportunities.

The decline in service charge income of 6% on a linked quarter basis was influenced by fewer calendar days and consumer spending seasonality pattern differences between the quarters.

Assets under management at IBERIA Wealth Advisors (“IWA”) were $1.2 billion at March 31, 2014, up 7% compared to December 31, 2013. Revenues for IWA increased 2% on a linked quarter basis, and were up 15% compared to the first quarter of 2013. IBERIA Financial Services revenues increased 8% on a linked quarter basis, as transaction levels increased 11% over the period. IBERIA Capital Partners experienced lower investment banking and institutional brokerage revenues in the first quarter of 2014, compared to record revenues in the fourth quarter of 2013.

On a linked quarter basis, the Company experienced an increased level of interest rate derivative activity executed on behalf of clients, resulting in a modest increase in customer derivative commission income in the first quarter of 2014.

Non-interest expense increased $5 million, or 5%, on a linked quarter basis and included the following linked-quarter changes:

•	Increased payroll tax expense of $1.8 million;

•	Increased provision for unfunded lending commitments of $1.2 million;

•	Increased marketing and business development expense of $1.2 million; and

•	Increased FDIC insurance premiums of $0.6 million; and

•	Increased operating expenses associated with the acquired branches in Memphis of $0.5 million; partially offset by

•	Decreased mortgage commissions and production incentives of $1.0 million.

Excluding non-operating expenses, total expenses increased $3.2 million, or 3%, from $102 million in the fourth quarter of 2013 to $106 million in the first quarter of 2014. The Company continues to review its operating metrics for future opportunities to improve revenues and reduce expenses.

Loans

Total loans increased $149 million, or 2%, between December 31, 2013 and March 31, 2014. The loan portfolio associated with FDIC-assisted acquisitions at March 31, 2014, decreased $56 million, or 8%, compared to December 31, 2013. Excluding Acquired Assets, total loans increased $165 million, or 2% (8% annualized rate), during the first quarter. Legacy commercial loans increased $101 million, or 2% (which included $36 million in business banking loan growth, up 6%, or 23% annualized rate), legacy consumer loans increased $50 million, or 3%, and legacy mortgage loans increased $15 million, or 3%, during the quarter. Loan origination and renewal growth during the first quarter of 2014 were strongest in the Houston, New Orleans, Naples, Lafayette, and Baton Rouge markets. Loan origination and renewal mix in the first quarter of 2014 was 56% fixed rate and 44% floating rate, and total loans outstanding (excluding nonaccruals) were 50% fixed and 50% floating. Loans and commitments originated and/or renewed during the first quarter of 2014 totaled $855 million (down 39% on a linked quarter basis). Energy-related loans outstanding totaled $806 million at March 31, 2014, up $42 million, or 5%, compared to December 31, 2013, and equated to approximately 9% of total loans. The Company had no student loans outstanding at March 31, 2014.

Table C - Period-End Loans ($ in Millions)

Loans

	Period-End Balances ($ Millions)
			3/31/14			% Change (Excluding Acquired)			Mix
	3/31/13	12/31/13	Excluding Acquired	Trust One	Total	Year/Year	Qtr/Qtr	Annualized	12/31/13	3/31/14
Commercial	$5,067	$6,041	$6,142	$—	$6,142	21%	2%	7%	64%	64%
Consumer	1,646	1,833	1,883	—	1,883	14%	3%	11%	19%	20%
Mortgage	278	414	429	—	429	54%	3%	14%	4%	4%

Legacy Loans	$6,991	$8,288	$8,453	$—	$8,453	21%	2%	8%	87%	88%
Acquired Loans	600	484	437	87	524	–27%	–10%	–39%	5%	5%
Covered Loans	1,004	720	664	—	664	–34%	–8%	–31%	8%	7%

Total Loans	$8,595	$9,492	$9,554	$87	$9,641	11%	1%	3%	100%	100%

Deposits

Total deposits increased $162 million, or 1%, from December 31, 2013 to March 31, 2014, while core deposits increased $103 million, or 1%. Excluding acquired deposits, total deposits decreased $13 million, or less than 1%. Non-interest-bearing deposits increased $153 million, or 6% ($114 million, or 4%, excluding acquired deposits), and equated to 25% of total deposits at March 31, 2014. NOW accounts decreased $89 million, or 4%, while money market and savings account volume increased $180 million, or 4%, between December 31, 2013 and March 31, 2014 ($110 million, or 3%, excluding acquired deposits.) Time deposits declined $82 million, or 5% between quarter-ends. Period-end deposit growth during the first quarter of 2014 was strongest in the Lake Charles, Naples, Birmingham, and Little Rock markets.

Table D - Period-End Deposits ($ in Millions)

Deposits

	Period-End Balances ($ Millions)
			3/31/14			% Change (Excluding Acquired)			Mix
	3/31/13	12/31/13	Excluding Acquired	Trust One	Total	Year/Year	Qtr/Qtr	Annualized	12/31/13	3/31/14
Non-interest	$1,972	$2,576	$2,690	$39	$2,729	36%	4%	18%	24%	25%
NOW Accounts	2,480	2,283	2,162	32	2,194	–13%	–5%	–21%	21%	20%
Savings/MMkt	4,156	4,167	4,277	70	4,347	3%	3%	11%	39%	40%
Time Deposits	2,078	1,711	1,595	34	1,629	–23%	–7%	–27%	16%	15%

Total Deposits	$10,686	$10,737	$10,724	$175	$10,899	0%	0%	–1%	100%	100%

On an average balance and linked quarter basis, non-interest-bearing deposits increased $50 million, or 2%, and interest-bearing deposits decreased $70 million, or 1%. The rate on average interest-bearing deposits in the first quarter of 2014 was 0.36%, a decrease of three basis points on a linked quarter basis.

Other Assets And Funding

Excess liquidity averaged $115 million in the first quarter of 2014, down $90 million, or 44%, on a linked quarter basis. The investment portfolio remained stable at $2.1 billion on average in the first quarter of 2014. Also, on a period-end basis, the investment portfolio equated to $2.1 billion, or 15% of total assets at March 31, 2014, down slightly compared to 16% at December 31, 2013. The investment portfolio had a modified duration of 3.9 years at March 31, 2014, unchanged compared to December 31, 2013. At current prepayment speeds, the investment portfolio is projected to create cash flows of approximately $586 million over the next 21 months, or 28% of the total investment portfolio. The Company estimates that a potential increase in interest rates of 100 and 200 basis points at March 31, 2014 would extend the duration of the investment portfolio by 0.5 and 0.7 years, respectively. The investment portfolio improved from a $28 million unrealized loss at December 31, 2013, to a $10 million unrealized loss at March 31, 2014. The average yield on investment securities increased one basis point on a linked quarter basis to 2.22% in the first quarter of 2014. The Company holds in its investment portfolio primarily government agency securities. Municipal securities comprised only 9% of total investments at March 31, 2014. The Company holds for investment no sovereign debt, corporate debt or equity securities, trust preferred securities, or derivative exposure to foreign counterparties.

On a linked quarter basis, average long-term debt remained stable, and the cost of debt increased five basis points to 3.42%. The cost of average interest-bearing liabilities was 0.44% in the first quarter of 2014, a decrease of three basis points on a linked quarter basis.

Asset Quality

To provide additional consistency and transparency for financial reporting of Acquired Assets, the Company divides Acquired Assets into five distinct categories:

1)	Legacy assets that were originated and not acquired;

2)	Acquired Assets that are scheduled to lose FDIC loss share coverage over the next 12 months;

3)	Acquired Assets that will continue to be covered under FDIC loss share coverage beyond the next 12 months;

4)	Acquired Assets not covered under FDIC loss share agreements using SOP accounting treatment (in accordance with ASC Topic 310-30); and

5)	Acquired Assets not covered under FDIC loss share agreements not using SOP accounting treatment.

Legacy NPAs at March 31, 2014 were $59 million, down $14 million, or 19%, compared to December 31, 2013. NPAs equated to 0.49% of total assets at March 31, 2014, compared to 0.61% of total assets at December 31, 2013. Loans past due 30 days or more (including non-accruing loans) decreased $22 million, or 33%, and represented 0.53% of total loans at March 31, 2014, compared to 0.80% at December 31, 2013. Classified assets decreased $23 million, or 28%, during the first quarter of 2014.

Table E – Legacy Asset Quality Summary

Excludes the impact of all Acquired Assets (FDIC–assisted acquisitions and other acquisitions, impaired and not impaired)

	For Quarter Ended:			% or Basis Point Change
($ thousands)	3/31/2013	12/31/2013	3/31/2014	Year/Year	Qtr/Qtr
Non-performing Assets	$75,030	$73,034	$59,456	–21%	–19%
Past Due Loans	54,384	66,153	44,436	–18%	–33%
Classified Assets	112,892	82,199	59,017	–48%	–28%

Non-performing Assets/Assets	0.68%	0.61%	0.49%	(19) bps	(12) bps
NPAs/(Loans + OREO)	1.07%	0.88%	0.70%	(37) bps	(18) bps
Classified Assets/Total Assets	1.02%	0.69%	0.49%	(53) bps	(20) bps
(Past Dues & Non-accruals)/Loans	0.78%	0.80%	0.53%	(25) bps	(27) bps

(Reversal of) Provision For Loan Losses	$(4,002)	$4,621	$1,995	150%	–57%
Net Charge-Offs/(Recoveries)	1,169	1,366	1,014	–13%	–26%

Provision Less Net Charge-Offs	$(5,171)	$3,255	$981	119%	–70%

Net Charge-Offs/Average Loans	0.07%	0.07%	0.05%	(2) bps	(2) bps
Allowance For Loan Losses/Loans	0.99%	0.81%	0.81%	(18) bps	(0) bps
Allowance for Credit Losses to Total Loans	0.99%	0.95%	0.94%	(5) bps	(1) bps

Table F provides a breakdown of Acquired Assets under the other four categories pertaining to Acquired Assets and the asset quality performance measures associated with Acquired Assets in each category.

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Table F – Acquired Assets By Portfolio Type (1)

All FDIC-assisted acquisitions and other acquired loans (impaired and not impaired)

	Acquired FDIC Covered Assets		Acquired Non-Covered Acquired Assets
($ thousands)	Non SFR (Losing Loss Share Coverage within next 12 months) (2)	SFR (Losing Loss Share Coverage 10 years from Acquisition)	SOP Assets	Non-SOP Assets	Total Acquired Assets

Loans, net	$363,148	$301,148	$434,266	$89,810	$1,188,372
Other Real Estate Owned	46,606	11,680	8,676	—	66,961
Allowance for Loan Losses	(45,877)	(17,253)	(3,002)	(146)	(66,278)

Non-accrual loans	$88,068	$74,510	$34,401	$—	$196,979
Foreclosed assets	1,244	—	—	—	1,244
Other real estate owned	45,361	11,680	8,676	—	65,717
Accruing Loans More Than 90 Days Past Due	516	—	196	—	712

Non-performing Assets	135,189	86,190	43,273	—	264,652

Total Past Due Loans	$113,745	$76,834	$39,741	$93	$230,413

Non-performing Assets to Total Loans and OREO	32.99%	27.55%	9.77%	0.00%	21.08%
Past Due and Non-accrual Loans to Loans	31.32%	25.51%	9.15%	0.10%	19.39%

Provision For Loan Losses	$1,342	$0	$(1,196)	$(38)	$108
Net Charge-Offs/(Recoveries)	(128)	90	(209)	1	(246)

Provision Less Net Charge-Offs	$1,470	$(90)	$(987)	$(39)	$354

Net Charge-Offs to Average Loans	–0.14%	0.12%	–0.17%	0.00%	–0.08%
Allowance for Loan Losses to Loans	12.63%	5.73%	0.69%	0.16%	5.58%
Allowance for Credit Losses to Total Loans	12.63%	5.73%	0.69%	0.16%	5.58%

Indemnification asset collectible from the FDIC and OREO	$14,414	$23,150	$—	$—	$37,564

(1)	Amounts in this table are presented gross of discounts unless otherwise noted.
(2)	$44.1 million of loans are maintaining loss share coverage beyond the next 12 months. $2.4 million of indemnification asset is collectible from the FDIC and OREO transactions beyond the next twelve months.

Capital Position

The Company maintains favorable capital strength. At March 31, 2014, the Company reported a tangible common equity ratio of 8.61%, up six basis points compared to December 31, 2013. At March 31, 2014, the Company’s preliminary Tier 1 leverage ratio was 9.61%, down nine basis points compared to December 31, 2013. The Company’s preliminary total risk-based capital ratio at March 31, 2014 was 12.69%, down 13 basis points compared to December 31, 2013. The decline in the risk-based capital ratio was due in part to FDIC-loan pay downs that carried a 20% risk weighting, into non-covered loans that carried a higher risk weighting.

On October 26, 2011, the Company announced a share repurchase program totaling 900,000 shares of common stock. No shares were repurchased under this program during the first quarter of 2014. A total of 46,692 shares remain under the currently authorized share repurchase program.

At March 31, 2014, book value per share was $52.04, up $0.64 per share compared to December 31, 2013. Tangible book value per share was $37.59, up $0.42 per share compared to December 31, 2013. Based on the closing stock price of the Company’s common stock of $67.28 per share on April 23, 2014, this price equated to 1.29 times March 31, 2014 book value and 1.79 times March 31, 2014 tangible book value per share.

9

On March 18, 2014, the Company declared a quarterly cash dividend of $0.34 per share. This dividend level equated to an annualized dividend rate of $1.36 per share and an indicated dividend yield of 2.02%.

IBERIABANK Corporation

The Company is a financial holding company with 266 combined offices, including 171 bank branch offices and four loan production offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, and Florida, 22 title insurance offices in Arkansas and Louisiana, and mortgage representatives in 60 locations in 11 states. The Company has eight locations with representatives of IBERIA Wealth Advisors in four states, and one IBERIA Capital Partners, L.L.C. office in New Orleans.

The Company’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” The Company’s market capitalization was approximately $2.0 billion, based on the NASDAQ Global Select Market closing stock price on April 23, 2014.

The following 11 investment firms currently provide equity research coverage on the Company:

•	Bank of America Merrill Lynch

•	FIG Partners, LLC

•	Jefferies & Co., Inc.

•	Keefe, Bruyette & Woods, Inc.

•	Merion Capital Group

•	Raymond James & Associates, Inc.

•	Robert W. Baird & Company

•	Stephens, Inc.

•	Sterne, Agee & Leach

•	SunTrust Robinson-Humphrey

•	Wunderlich Securities

Conference Call

In association with this earnings release, the Company will host a live conference call to discuss the financial results for the quarter just completed. The telephone conference call will be held on Thursday, April 24, 2014, beginning at 8:30 a.m. Central Time by dialing 1-800-230-1092. The confirmation code for the call is 322788. A replay of the call will be available until midnight Central Time on May 1, 2014 by dialing 1-800-475-6701. The confirmation code for the replay is 322788. The Company has prepared a PowerPoint presentation that supplements information contained in this press release. The PowerPoint presentation may be accessed on the Company’s web site, www.iberiabank.com, under “Investor Relations” and then “Presentations.”

Non-GAAP Financial Measures

This press release contains financial information determined by methods other than in accordance with GAAP. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or transactions that in management’s opinion can distort period-to-period comparisons of the Company’s performance. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are included as tables at the end of this release. Refer to press release supplemental table for this reconciliation.

10

Caution About Forward-Looking Statements

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger, the expected returns and other benefits of the proposed mergers with First Private and Teche to shareholders, expected improvement in operating efficiency resulting from the proposed mergers, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the mergers on IBKC’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements, and there can be no assurances that: the proposed mergers will close when expected, the expected returns and other benefits of the proposed mergers to shareholders will be achieved, the expected operating efficiencies will result, estimated expense reductions resulting from the transactions will occur as and when expected, the impact on tangible book value will be recovered or as expected or that the effect on IBKC’s capital ratios will be as expected. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger transactions may not be timely completed, if at all; that prior to completion of the merger transactions or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transactions; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in IBKC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and other documents subsequently filed by IBKC with the SEC. Consequently, no forward-looking statement can be guaranteed. IBKC, Teche, and First Private undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this press release or any related documents, IBKC, Teche, and First Private claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

This communication is being made in respect of the proposed merger transactions involving IBKC, Teche, and First Private. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed mergers, IBKC filed with the SEC registration statements on Form S-4 that included proxy statements/prospectuses for the shareholders of Teche and First Private. IBKC also filed other documents with the SEC regarding the proposed merger transactions with Teche and First Private. Teche and First Private will mail the final proxy statements/prospectuses to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES REGARDING THE PROPOSED TRANSACTIONS AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectuses, as well as other filings containing information about IBKC, Teche, and First Private, are available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statements/prospectuses and the filings with the SEC that are incorporated by reference in the proxy statements/prospectuses can also be obtained, when available, without charge, from IBKC’s website (http://www.iberiabank.com), under the heading “Investor Information” on Teche’s website, at http://www.teche.com and on First Private’s website, at http://www.firstprivatetx.com.

11

IBKC, Teche, and First Private, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Teche and First Private in respect of the proposed merger transactions. Information regarding the directors and executive officers of IBKC is set forth in the definitive proxy statement for IBKC’s 2014 annual meeting of shareholders, as filed with the SEC on April 7, 2014, and in Forms 3, 4 and 5 filed with the SEC by its officers and directors. Information regarding the directors and executive officers of Teche and First Private who may be deemed participants in the solicitation of the shareholders of Teche and First Private in connection with their respective proposed transactions will be included in the proxy statements/prospectuses for special meetings of shareholders for Teche and First Private, which were filed by IBKC with the SEC. Additional information regarding the interests of such participants are included in the proxy statements/prospectuses and other relevant documents regarding the proposed merger transactions filed with the SEC when they become available.

12

Table 1 - IBERIABANK CORPORATION

FINANCIAL HIGHLIGHTS

	For The Quarter Ended			For The Quarter Ended
	March 31,			December 31,
	2014	2013	% Change	2013	% Change

Income Data (in thousands):
Net Interest Income	$104,408	$92,871	12%	$103,438	1%
Net Interest Income (TE) (1)	106,637	95,335	12%	105,709	1%
Net Income	22,395	717	N/M	25,604	(13%)
Earnings Available to Common Shareholders- Basic	22,395	717	N/M	25,604	(13%)
Earnings Available to Common Shareholders- Diluted	21,990	697	N/M	25,148	(13%)

Per Share Data:
Earnings Available to Common Shareholders - Basic	$0.75	$0.02	N/M	$0.86	(13%)
Earnings Available to Common Shareholders - Diluted	0.75	0.02	N/M	0.86	(13%)
Operating Earnings (Non-GAAP)	0.73	0.74	(1%)	0.87	(16%)
Book Value	52.04	51.33	1%	51.40	1%
Tangible Book Value (2)	37.59	36.93	2%	37.17	1%
Cash Dividends	0.34	0.34	—	0.34	—
Closing Stock Price	70.15	50.02	40%	62.85	12%

Key Ratios: (3)
Operating Ratios:
Return on Average Assets	0.68%	0.02%		0.77%
Return on Average Common Equity	5.83%	0.19%		6.62%
Return on Average Tangible Common Equity (2)	8.36%	0.55%		9.43%
Net Interest Margin (TE) (1)	3.54%	3.23%		3.52%
Efficiency Ratio	76.7%	105.5%		72.2%
Tangible Operating Efficiency Ratio (TE) (Non-GAAP) (1) (2)	73.6%	79.0%		69.9%
Full-time Equivalent Employees	2,576	2,718		2,576

Capital Ratios:
Tangible Common Equity Ratio (Non-GAAP)	8.61%	8.75%		8.55%
Tangible Common Equity to Risk-Weighted Assets	10.38%	11.64%		10.39%
Tier 1 Leverage Ratio	9.61%	9.37%		9.70%
Tier 1 Capital Ratio	11.44%	12.54%		11.57%
Total Risk Based Capital Ratio	12.69%	13.80%		12.82%
Common Stock Dividend Payout Ratio	45.6%	N/M		39.6%

Asset Quality Ratios:
Excluding FDIC Covered Assets and Acquired Assets
Non-performing Assets to Total Assets (4)	0.49%	0.68%		0.61%
Allowance for Loan Losses to Loans	0.81%	0.99%		0.81%
Net Charge-offs to Average Loans	0.05%	0.07%		0.07%
Non-performing Assets to Total Loans and OREO (4)	0.70%	1.07%		0.88%

	For The Quarter Ended		For The Quarter Ended
	March 31,		December 31,	September 30,	June 30,
	2014	2014	2013	2013	2013
	End of Period	Average	Average	Average	Average
Balance Sheet Summary (in thousands):
Excess Liquidity (5)	$145,037	$114,621	$204,970	$213,092	$294,544
Total Investment Securities	2,083,974	2,116,166	2,131,804	2,096,974	2,096,166
Loans, Net of Unearned Income	9,641,294	9,551,351	9,172,490	8,975,347	8,748,476
Loans, Net of Unearned Income, Excluding Covered Assets and Acquired Assets	8,452,922	8,324,676	7,936,271	7,616,272	7,262,803
Total Assets	13,550,924	13,362,918	13,115,171	12,944,435	12,881,551
Total Deposits	10,898,863	10,816,122	10,835,263	10,728,256	10,638,478
Total Shareholders’ Equity	1,563,189	1,557,006	1,535,043	1,514,155	1,528,606

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(3)	All ratios are calculated on an annualized basis for the period indicated.
(4)	Nonperforming assets consist of nonaccruing loans, accruing loans 90 days or more past due and other real estate owned, including repossessed assets.
(5)	Excess Liquidity includes interest-bearing deposits in banks and fed funds sold, but excludes liquidity sources and uses from off-balance sheet arrangements.

N/M - Comparison of the information presented is not meaningful given the periods presented.

Table 2 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

BALANCE SHEET (End of Period)	March 31,			December 31,
	2014	2013	% Change	2013	% Change
ASSETS
Cash and Due From Banks	$285,271	$183,158	55.8%	$238,672	19.5%
Interest-bearing Deposits in Banks	145,037	443,358	(67.3%)	152,724	(5.0%)

Total Cash and Equivalents	430,308	626,516	(31.3%)	391,396	9.9%
Investment Securities Available for Sale	1,933,314	1,951,548	(0.9%)	1,936,797	(0.2%)
Investment Securities Held to Maturity	150,660	198,442	(24.1%)	154,109	(2.2%)

Total Investment Securities	2,083,974	2,149,990	(3.1%)	2,090,906	(0.3%)
Mortgage Loans Held for Sale	131,478	188,037	(30.1%)	128,442	2.4%
Loans, Net of Unearned Income	9,641,294	8,594,975	12.2%	9,492,019	1.6%
Allowance for Loan Losses	(134,602)	(189,725)	(29.1%)	(143,074)	(5.9%)

Loans, Net	9,506,692	8,405,250	13.1%	9,348,945	1.7%
Loss Share Receivable	141,185	284,471	(50.4%)	162,312	(13.0%)
Premises and Equipment	287,387	304,353	(5.6%)	287,510	(0.0%)
Goodwill and Other Intangibles	435,636	428,522	1.7%	425,442	2.4%
Other Assets	534,264	564,060	(5.3%)	530,597	0.7%

Total Assets	$13,550,924	$12,951,199	4.6%	$13,365,550	1.4%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing Deposits	$2,728,736	$1,971,809	38.4%	$2,575,939	5.9%
NOW Accounts	2,194,361	2,480,305	(11.5%)	2,283,490	(3.9%)
Savings and Money Market Accounts	4,346,662	4,155,973	4.6%	4,166,979	4.3%
Certificates of Deposit	1,629,104	2,078,180	(21.6%)	1,710,592	(4.8%)

Total Deposits	10,898,863	10,686,267	2.0%	10,737,000	1.5%
Short-term Borrowings	400,000	—	100.0%	375,000	6.7%
Securities Sold Under Agreements to Repurchase	283,086	294,156	(3.8%)	305,344	(7.3%)
Trust Preferred Securities	111,862	111,862	—	111,862	—
Other Long-term Debt	168,002	211,184	(20.4%)	168,837	(0.5%)
Other Liabilities	125,922	123,660	1.8%	136,528	(7.8%)

Total Liabilities	11,987,735	11,427,129	4.9%	11,834,571	1.3%
Total Shareholders’ Equity	1,563,189	1,524,070	2.6%	1,530,979	2.1%

Total Liabilities and Shareholders’ Equity	$13,550,924	$12,951,199	4.6%	$13,365,550	1.4%

BALANCE SHEET (Average)	March 31,	December 31,	September 30,	June 30,	March 31,
	2014	2013	2013	2013	2013
ASSETS
Cash and Due From Banks	$234,924	$225,527	$219,113	$219,344	$220,746
Interest-bearing Deposits in Banks	114,621	204,970	213,092	294,544	629,406
Investment Securities	2,116,166	2,131,804	2,096,974	2,096,166	2,096,229
Mortgage Loans Held for Sale	96,019	112,499	119,343	170,620	178,387
Loans, Net of Unearned Income	9,551,351	9,172,490	8,975,347	8,748,476	8,543,538
Allowance for Loan Losses	(139,726)	(148,030)	(160,994)	(183,783)	(245,384)
Loss Share Receivable	154,634	188,932	228,047	268,700	384,319
Other Assets	1,234,929	1,226,979	1,253,513	1,267,484	1,267,767

Total Assets	$13,362,918	$13,115,171	$12,944,435	$12,881,551	$13,075,008

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-interest-bearing Deposits	$2,623,075	$2,572,599	$2,338,772	$2,010,263	$1,937,890
NOW Accounts	2,230,744	2,145,036	2,257,050	2,488,721	2,464,922
Savings and Money Market Accounts	4,296,360	4,329,985	4,213,765	4,113,671	4,170,123
Certificates of Deposit	1,665,943	1,787,643	1,918,669	2,025,823	2,130,948

Total Deposits	10,816,122	10,835,263	10,728,256	10,638,478	10,703,883
Short-term Borrowings	285,383	49,946	1,630	77	500
Securities Sold Under Agreements to Repurchase	299,106	285,745	288,029	294,712	292,448
Trust Preferred Securities	111,862	111,862	111,862	111,862	111,862
Long-term Debt	168,367	169,063	170,452	181,884	300,071
Other Liabilities	125,072	128,249	130,052	125,932	135,176

Total Liabilities	11,805,912	11,580,128	11,430,280	11,352,945	11,543,940
Total Shareholders’ Equity	1,557,006	1,535,043	1,514,155	1,528,606	1,531,068

Total Liabilities and Shareholders’ Equity	$13,362,918	$13,115,171	$12,944,435	$12,881,551	$13,075,008

Table 3 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands except per share data)

	For The Three Months Ended
INCOME STATEMENT	March 31,			December 31,
	2014	2013	% Change	2013	% Change

Interest Income	$114,232	$106,416	7.3%	$114,092	0.1%
Interest Expense	9,824	13,545	(27.5%)	10,654	(7.8%)

Net Interest Income	104,408	92,871	12.4%	103,438	0.9%
(Reversal of) Provision for Loan Losses	2,103	(3,377)	162.3%	4,700	(55.3%)

Net Interest Income After (Reversal of) Provision for Loan Losses	102,305	96,248	6.3%	98,738	3.6%
Service Charges	7,012	6,797	3.2%	7,455	(5.9%)
ATM / Debit Card Fee Income	2,467	2,183	13.0%	2,493	(1.1%)
BOLI Proceeds and Cash Surrender Value Income	2,441	939	160.0%	900	171.2%
Mortgage Income	10,133	18,931	(46.5%)	12,356	(18.0%)
Gain (Loss) on Sale of Investments, Net	19	2,359	99.2%	19	2.0%
Title Revenue	4,167	5,021	(17.0%)	4,327	(3.7%)
Broker Commissions	4,048	3,534	14.5%	4,986	(18.8%)
Other Non-interest Income	5,394	4,727	14.1%	6,179	(12.7%)

Total Noninterest Income	35,681	44,491	(19.8%)	38,715	(7.8%)
Salaries and Employee Benefits	59,861	62,529	(4.3%)	59,403	0.8%
Occupancy and Equipment	13,991	15,195	(7.9%)	13,986	0.0%
Amortization of Acquisition Intangibles	1,218	1,183	3.0%	1,177	3.5%
Other Non-interest Expense	32,358	65,991	(51.0%)	28,108	15.1%

Total Non-interest Expense	107,428	144,898	(25.9%)	102,674	4.6%
Income (Loss) Before Income Taxes	30,558	(4,159)	834.8%	34,779	(12.1%)
Income Tax Expense (Benefit)	8,163	(4,876)	267.4%	9,175	(11.0%)

Net Income	$22,395	$717	3022.2%	$25,604	(12.5%)

Preferred Stock Dividends	—	—	—	—	—

Earnings Available to Common Shareholders - Basic	22,395	717	3022.6%	25,604	(12.5%)

Earnings Allocated to Unvested Restricted Stock	(405)	(20)	1933.5%	(456)	(11.2%)

Earnings Available to Common Shareholders - Diluted	$21,990	$697	3053.3%	$25,148	(12.6%)

Earnings Per Share, Diluted	$0.75	$0.02	3006.3%	$0.86	(13.1%)

Impact of Non-Operating Items (Non-GAAP)	$(0.02)	$0.72	(102.4%)	$0.01	(343.3%)

Earnings Per Share, Diluted, Excluding Non-operating Items (Non-GAAP)	$0.73	$0.74	(0.8%)	$0.87	(15.7%)

NUMBER OF SHARES OUTSTANDING
Basic Shares - All Classes (Average)	29,813,609	29,502,711	1.1%	29,673,358	0.5%
Diluted Shares - Common Shareholders (Average)	29,417,290	28,979,168	1.5%	29,236,174	0.6%
Book Value Shares (Period End) (1)	30,040,025	29,691,781	1.2%	29,786,544	0.9%

	2014	2013
INCOME STATEMENT	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Interest Income	$114,232	$114,092	$108,512	$108,177	$106,416
Interest Expense	9,824	10,654	11,060	11,695	13,545

Net Interest Income	104,408	103,438	97,452	96,482	92,871
(Reversal of) Provision for Loan Losses	2,103	4,700	2,014	1,807	(3,377)

Net Interest Income After (Reversal of) Provision for Loan Losses	102,305	98,738	95,438	94,675	96,248
Total Non-interest Income	35,681	38,715	43,263	42,489	44,491
Total Non-interest Expense	107,428	102,674	108,152	117,361	144,898

Income (Loss) Before Income Taxes	30,558	34,779	30,549	19,803	(4,159)
Income Tax Expense (Benefit)	8,163	9,175	7,357	4,213	(4,876)

Net Income	$22,395	$25,604	$23,192	$15,590	$717

Preferred Stock Dividends	—	—	—	—	—

Earnings Available to Common Shareholders - Basic	22,395	25,604	23,192	15,590	717

Earnings Allocated to Unvested Restricted Stock	(405)	(456)	(425)	(293)	(20)

Earnings Available to Common Shareholders - Diluted	$21,990	$25,148	$22,767	$15,297	$697

Earnings Per Share, Basic	$0.75	$0.86	$0.78	$0.53	$0.02

Earnings Per Share, Diluted	$0.75	$0.86	$0.78	$0.53	$0.02

Book Value Per Common Share	$52.04	$51.40	$51.30	$50.65	$51.33
Tangible Book Value Per Common Share	$37.59	$37.17	$37.00	$36.30	$36.93

Return on Average Assets	0.68%	0.77%	0.71%	0.49%	0.02%
Return on Average Common Equity	5.83%	6.62%	6.08%	4.09%	0.19%
Return on Average Tangible Common Equity	8.36%	9.43%	8.74%	5.96%	0.55%

(1)	Shares used for book value purposes exclude shares held in treasury at the end of the period.

Table 4 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

LOANS	March 31,			December 31,
	2014	2013	% Change	2013	% Change
Residential Mortgage Loans	$600,083	$478,617	25.4%	$586,532	2.3%
Commercial Loans:
Real Estate	3,952,733	3,587,692	10.2%	3,867,305	2.2%
Business	2,989,783	2,621,644	14.0%	2,996,113	(0.2%)

Total Commercial Loans	6,942,516	6,209,336	11.8%	6,863,418	1.2%
Consumer Loans:
Indirect Automobile	379,545	342,117	10.9%	375,236	1.1%
Home Equity	1,319,264	1,261,171	4.6%	1,291,792	2.1%
Automobile	96,599	66,240	45.8%	92,784	4.1%
Credit Card Loans	63,988	51,642	23.9%	64,321	(0.5%)
Other	239,299	185,852	28.8%	217,936	9.8%

Total Consumer Loans	2,098,695	1,907,022	10.1%	2,042,069	2.8%

Total Loans	9,641,294	8,594,975	12.2%	9,492,019	1.6%

Allowance for Loan Losses	(134,602)	(189,725)		(143,074)

Loans, Net	$9,506,692	$8,405,250		$9,348,945

Reserve for Unfunded Commitments (1)	(11,519)	—	N/M	(11,147)	3.3%
Allowance for Credit Losses	(146,121)	(189,725)	(23.0%)	(154,221)	(5.3%)

ASSET QUALITY DATA (2)	March 31,			December 31,
	2014	2013	% Change	2013	% Change
Non-accrual Loans	$229,962	$463,075	(50.3%)	$270,428	(15.0%)
Foreclosed Assets	1,301	1,375	(5.4%)	1,421	(8.4%)
Other Real Estate Owned	91,864	130,461	(29.6%)	97,752	(6.0%)
Accruing Loans More Than 90 Days Past Due	981	5,697	(82.8%)	2,194	(55.3%)

Total Non-performing Assets	$324,108	$600,608	(46.0%)	$371,795	(12.8%)

Loans 30-89 Days Past Due	$43,905	$33,227	32.1%	$40,918	7.3%

Non-performing Assets to Total Assets	2.39%	4.63%	(48.3%)	2.78%	(14.0%)
Non-performing Assets to Total Loans and OREO	3.33%	6.87%	(51.5%)	3.88%	(14.1%)
Allowance for Loan Losses to Non-performing Loans (3)	58.3%	40.6%	43.7%	52.5%	11.1%
Allowance for Loan Losses to Non-performing Assets	41.5%	31.6%	31.3%	38.5%	7.9%
Allowance for Loan Losses to Total Loans	1.40%	2.21%	(36.8%)	1.51%	(7.4%)
Allowance for Credit Losses to Non-performing Loans (1) (3)	63.3%	40.6%	55.9%	56.6%	11.8%
Allowance for Credit Losses to Non-performing Assets (1)	45.1%	31.6%	42.7%	41.5%	8.7%
Allowance for Credit Losses to Total Loans (1)	1.52%	2.21%	(31.3%)	1.62%	(6.7%)

Year to Date Charge-offs	$2,578	$2,103	22.6%	$10,845	N/M
Year to Date Recoveries	(1,810)	(893)	102.7%	(6,887)	N/M

Year to Date Net Charge-offs (Recoveries)	$768	$1,210	(36.5%)	$3,958	N/M

Quarter to Date Net Charge-offs (Recoveries)	$768	$1,210	(36.5%)	$1,373	(44.1%)

Quarter to Date Net Charge-offs to Average Loans (Annualized)	0.03%	0.06%	(43.2%)	0.06%	(45.1%)
Year to Date Net Charge-offs to Average Loans	0.03%	0.06%	(43.2%)	0.04%	N/M

(1)	During the second quarter of 2013, the Company segregated its allowance for credit losses into an allowance for loan losses and a reserve for unfunded commitments, which is included in other liabilities on its balance sheet.
(2)	For purposes of this table, non-performing assets include all loans meeting non-performing asset criteria, including assets acquired in FDIC-assisted transactions.
(3)	Non-performing loans consist of non-accruing loans and accruing loans 90 days or more past due.

N/M - Comparison of the information presented is not meaningful given the periods presented.

Table 5 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

LOANS (Excluding Covered Assets and Acquired Assets) (1)	March 31,			December 31,
	2014	2013	% Change	2013	% Change
Residential Mortgage Loans	$428,576	$277,484	54.5%	$414,372	3.4%
Commercial Loans:
Real Estate	3,250,971	2,600,006	25.0%	3,134,904	3.7%
Business	2,890,804	2,467,381	17.2%	2,906,051	(0.5%)

Total Commercial Loans	6,141,775	5,067,387	21.2%	6,040,956	1.7%
Consumer Loans:
Indirect Automobile	378,260	338,189	11.8%	373,383	1.3%
Home Equity	1,122,306	1,025,216	9.5%	1,101,227	1.9%
Automobile	95,901	65,378	46.7%	92,171	4.0%
Credit Card Loans	63,373	50,823	24.7%	63,642	(0.4%)
Other	222,731	166,506	33.8%	202,571	10.0%

Total Consumer Loans	1,882,571	1,646,112	14.4%	1,832,994	2.7%

Total Loans	8,452,922	6,990,983	20.9%	8,288,322	2.0%

Allowance for Loan Losses	(68,324)	(69,040)		(67,343)

Loans, Net	$8,384,598	$6,921,943		$8,220,979

Reserve for Unfunded Commitments (2)	(11,519)	—	N/M	(11,147)	3.3%
Allowance for Credit Losses	(79,843)	(69,040)	15.6%	(78,490)	1.7%

ASSET QUALITY DATA (Excluding Covered Assets and Acquired Assets)(1)	March 31,			December 31,
	2014	2013	% Change	2013	% Change
Non-accrual Loans	$32,983	$46,565	(29.2%)	$43,687	(24.5%)
Foreclosed Assets	57	48	19.2%	48	18.9%
Other Real Estate Owned	26,147	26,467	(1.2%)	28,224	(7.4%)
Accruing Loans More Than 90 Days Past Due	269	1,950	(86.2%)	1,075	(75.0%)

Total Non-performing Assets	$59,456	$75,030	(20.8%)	$73,034	(18.6%)

Loans 30-89 Days Past Due	$11,183	$5,869	90.6%	$21,391	(47.7%)

Troubled Debt Restructurings (3)	8,806	18,508	(52.4%)	19,877	(55.7%)
Current Troubled Debt Restructurings (4)	1,283	2,124	(39.6%)	1,376	(6.8%)

Non-performing Assets to Total Assets	0.49%	0.68%	(28.1%)	0.61%	(20.2%)
Non-performing Assets to Total Loans and OREO	0.70%	1.07%	(34.4%)	0.88%	(20.2%)
Allowance for Loan Losses to Non-performing Loans (5)	205.5%	142.3%	44.4%	150.4%	36.6%
Allowance for Loan Losses to Non-performing Assets	114.9%	92.0%	24.9%	92.2%	24.6%
Allowance for Loan Losses to Total Loans	0.81%	0.99%	(18.2%)	0.81%	(0.5%)
Allowance for Credit Losses to Non-performing Loans (1) (5)	240.1%	142.3%	68.7%	175.3%	36.9%
Allowance for Credit Losses to Non-performing Assets (1)	134.3%	92.0%	45.9%	107.5%	25.0%
Allowance for Credit Losses to Total Loans (1)	0.94%	0.99%	(4.4%)	0.95%	(0.3%)

Year to Date Charge-offs	$2,544	$2,062	23.4%	$10,687	N/M
Year to Date Recoveries	(1,530)	(893)	71.4%	(6,819)	N/M

Year to Date Net Charge-offs (Recoveries)	$1,014	$1,169	(13.3%)	$3,868	N/M

Quarter to Date Net Charge-offs (Recoveries)	$1,014	$1,169	(13.3%)	$1,366	(25.8%)

Quarter to Date Net Charge-offs to Average Loans (Annualized)	0.05%	0.07%	(27.9%)	0.07%	(28.5%)
Year to Date Net Charge-offs to Average Loans	0.05%	0.07%	(27.9%)	0.05%	N/M

(1)	For purposes of this table, loans and non-performing assets exclude all assets acquired.
(2)	During the second quarter of 2013, the Company segregated its allowance for credit losses into an allowance for loan losses and a reserve for unfunded commitments, which is included in other liabilities on its balance sheet.
(3)	Troubled debt restructurings meeting past due and non-accruing criteria are included in loans past due and non-accrual loans above.
(4)	Current troubled debt restructurings are defined as troubled debt restructurings not past due or on non-accrual status for the respective periods.
(5)	Non-performing loans consist of nonaccruing loans and accruing loans 90 days or more past due.

N/M - Comparison of the information presented is not meaningful given the periods presented.

Table 5A - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(dollars in thousands)

LOANS (Covered Assets and Acquired Assets Only) (1)	March 31,			December 31,
	2014	2013	% Change	2013	% Change
Residential Mortgage Loans	$171,507	$201,133	(14.7%)	$172,160	(0.4%)
Commercial Loans:
Real Estate	701,762	987,686	(28.9%)	732,401	(4.2%)
Business	98,979	154,263	(35.8%)	90,062	9.9%

Total Commercial Loans	800,741	1,141,949	(29.9%)	822,463	(2.6%)
Consumer Loans:
Indirect Automobile	1,285	3,928	(67.3%)	1,853	(30.7%)
Home Equity	196,958	235,955	(16.5%)	190,565	3.4%
Automobile	698	861	(19.0%)	613	13.8%
Credit Card Loans	615	819	(24.9%)	679	(9.4%)
Other	16,568	19,347	(14.4%)	15,365	7.8%

Total Consumer Loans	216,124	260,910	(17.2%)	209,075	3.4%

Total Loans Receivable	1,188,372	1,603,992	(25.9%)	1,203,698	(1.3%)

Allowance for Loan Losses	(66,278)	(120,685)		(75,731)

Loans, Net	$1,122,094	$1,483,307		$1,127,967

ASSET QUALITY DATA (Covered Assets and Acquired Assets Only) (1)	March 31,			December 31,
	2014	2013	% Change	2013	% Change
Non-accrual Loans	$196,979	$416,510	(52.7%)	$226,741	(13.1%)
Foreclosed Assets	1,244	1,327	(6.3%)	1,372	(9.4%)
Other Real Estate Owned	65,717	103,994	(36.8%)	69,528	(5.5%)
Accruing Loans More Than 90 Days Past Due	712	3,746	(81.0%)	1,119	(36.4%)

Total Non-performing Assets	$264,652	$525,577	(49.6%)	$298,761	(11.4%)

Loans 30-89 Days Past Due	32,722	27,358	19.6%	19,527	67.6%

Non-performing Assets to Total Assets	19.21%	27.46%	(30.0%)	21.27%	(9.7%)
Non-performing Assets to Total Loans and OREO	21.08%	30.75%	(31.4%)	23.44%	(10.1%)
Allowance for Loan Losses to Non-performing Loans (2)	33.5%	28.7%	16.7%	33.2%	0.9%
Allowance for Loan Losses to Non-performing Assets	25.0%	23.0%	9.1%	25.3%	(1.2%)
Allowance for Loan Losses to Total Loans	5.58%	7.52%	(25.9%)	6.29%	(11.4%)

Year to Date Charge-offs	$34	$41	(16.4%)	$158	N/M
Year to Date Recoveries	(280)	(0)	N/M	(68)	N/M

Year to Date Net Charge-offs (Recoveries)	$(246)	$41	(705.2%)	$90	N/M

Quarter to Date Net Charge-offs (Recoveries)	$(246)	$41	(705.3%)	$7	N/M

Quarter to Date Net Charge-offs to Average Loans (Annualized)	–0.08%	0.01%	(899.7%)	0.00%	N/M
Year to Date Net Charge-offs to Average Loans	–0.08%	0.01%	(899.7%)	0.01%	N/M

(1)	For purposes of this table, acquired loans and non-performing assets are presented only. Non-performing assets include all loans meeting nonperforming asset criteria.
(2)	Non-performing loans consist of non-accruing loans and accruing loans 90 days or more past due.

N/M - Comparison of the information presented is not meaningful given the periods presented

Table 6 - Non-Covered and Net Covered Loan Portfolio Volumes And Yields ($ in Millions)

	1Q 2013		2Q 2013		3Q 2013		4Q 2013		1Q 2014
	Average Balance	Yield	Average Balance	Yield	Average Balance	Yield	Average Balance	Yield	Average Balance	Yield

Non Covered Loans, net	$7,504	4.44%	$7,794	4.40%	$8,104	4.39%	$8,421	4.43%	$8,860	4.38%

Covered Loans, net	$1,039	16.05%	$955	12.62%	$872	13.90%	$751	19.46%	$691	15.00%

FDIC Indemnification Asset	385	–28.83%	268	–26.69%	228	–39.25%	189	–60.36%	155	–49.83%

Covered Loans, net of Indemnification Asset Amortization	$1,424	3.93%	$1,223	3.98%	$1,100	2.88%	$940	3.43%	$846	3.18%

Table 7 - IBERIABANK CORPORATION

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Taxable Equivalent Basis

(dollars in thousands)

		For The Quarter Ended
	March 31, 2014			December 31, 2013		March 31, 2013
		Average	Average	Average	Average	Average	Average
	Interest	Balance	Yield/Rate (%)	Balance	Yield/Rate (%)	Balance	Yield/Rate (%)
ASSETS
Earning Assets:
Loans Receivable:
Mortgage Loans	$8,763	$595,275	5.89%	$570,480	6.12%	$472,112	6.32%
Commercial Loans (TE) (1)	85,931	6,890,635	5.07%	6,570,033	5.57%	6,205,785	5.80%
Consumer and Other Loans	26,460	2,065,441	5.20%	2,031,977	5.82%	1,865,641	5.91%

Total Loans	121,154	9,551,351	5.15%	9,172,490	5.66%	8,543,538	5.85%
Loss Share Receivable	(19,264)	154,634	–49.83%	188,932	–60.36%	384,319	–28.83%

Total Loans and Loss Share Receivable	101,890	9,705,985	4.27%	9,361,422	4.33%	8,927,857	4.36%
Mortgage Loans Held for Sale	885	96,019	3.69%	112,499	4.06%	178,387	2.97%
Investment Securities (TE) (1)(2)	10,917	2,113,424	2.22%	2,129,679	2.21%	2,042,275	1.92%
Other Earning Assets	540	172,742	1.27%	250,295	0.94%	678,917	0.52%

Total Earning Assets	114,232	12,088,170	3.87%	11,853,895	3.87%	11,827,436	3.70%
Allowance for Loan Losses		(139,726)		(148,030)		(245,384)
Non-earning Assets		1,414,474		1,409,306		1,492,956

Total Assets		$13,362,918		$13,115,171		$13,075,008

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities
Deposits:
NOW Accounts	$1,540	$2,230,744	0.28%	$2,145,036	0.32%	$2,464,922	0.32%
Savings and Money Market Accounts	2,708	4,296,360	0.26%	4,329,985	0.26%	4,170,123	0.35%
Certificates of Deposit	2,937	1,665,943	0.71%	1,787,643	0.79%	2,130,948	0.89%

Total Interest-bearing Deposits	7,185	8,193,047	0.36%	8,262,664	0.39%	8,765,993	0.47%
Short-term Borrowings	242	584,489	0.17%	335,691	0.15%	292,948	0.19%
Long-term Debt	2,397	280,229	3.42%	280,925	3.37%	411,933	3.16%

Total Interest-bearing Liabilities	9,824	9,057,765	0.44%	8,879,280	0.47%	9,470,874	0.58%
Non-interest-bearing Demand Deposits		2,623,075		2,572,599		1,937,890
Non-interest-bearing Liabilities		125,072		128,249		135,176

Total Liabilities		11,805,912		11,580,128		11,543,940
Shareholders’ Equity		1,557,006		1,535,043		1,531,068

Total Liabilities and Shareholders’ Equity		$13,362,918		$13,115,171		$13,075,008

Net Interest Spread		$104,408	3.43%	$103,438	3.40%	$92,871	3.12%
Tax-equivalent Benefit		2,229	0.07%	2,271	0.08%	2,464	0.08%
Net Interest Income (TE) / Net Interest Margin (TE) (1)		$106,637	3.54%	$105,709	3.52%	$95,335	3.23%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Balances exclude unrealized gain or loss on securities available for sale and impact of trade date accounting.

Table 8 - IBERIABANK CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(dollars in thousands)

	For The Quarter Ended
	March 31, 2014	December 31, 2013	March 31, 2013

Net Interest Income (GAAP)	$104,408	$103,438	$92,871
Effect of Tax Benefit on Interest Income	2,229	2,271	2,464

Net Interest Income (TE) (Non-GAAP) (1)	106,637	105,709	95,335

Non-interest Income (GAAP)	35,681	38,715	44,491
Effect of Tax Benefit on Non-interest Income	1,315	485	506

Non-interest Income (TE) (Non-GAAP) (1)	36,996	39,200	44,997

Taxable Equivalent Revenues (Non-GAAP) (1)	143,633	144,909	140,332

Securities Losses (Gains)	(19)	(19)	(2,359)
Other non-interest income	(1,772)	—	—

Taxable Equivalent Operating Revenues (Non-GAAP) (1)	$141,842	$144,890	$137,973

Total Non-interest Expense (GAAP)	$107,428	$102,674	$144,898
Less Intangible Amortization Expense	(1,218)	(1,177)	(1,183)

Tangible Non-interest Expense (Non-GAAP) (2)	106,210	101,497	143,715

Merger-related expenses	967	566	157
Severance expenses	119	216	97
Storm-related expenses	184	—	—
Occupancy expenses and branch closure expenses	17	—	375
(Gain) Loss on sale of long-lived assets, net of impairment	541	(225)	31,813
Provision for FDIC clawback liability	—	—	—
Debt prepayment	—	—	2,307
Termination of debit card rewards program	(22)	(311)	—
Professional expenses and litigation settlements	—	—	—

Tangible Operating Non-interest Expense (Non-GAAP) (2)	$104,404	$101,251	$108,966

Return on Average Common Equity (GAAP)	5.83%	6.62%	0.19%
Effect of Intangibles (2)	2.53%	2.81%	0.36%
Effect of Non Operating Revenues and Expenses	–0.19%	0.05%	7.74%

Operating Return on Average Tangible Common Equity (Non-GAAP) (2)	8.17%	9.47%	8.29%

Efficiency Ratio (GAAP)	76.7%	72.2%	105.5%
Effect of Tax Benefit Related to Tax-exempt Income	(1.9%)	(1.3%)	(2.2%)

Efficiency Ratio (TE) (Non-GAAP) (1)	74.8%	70.9%	103.3%
Effect of Amortization of Intangibles	(0.9%)	(0.8%)	(0.8%)
Effect of Non-operating Items	(0.3%)	(0.2%)	(23.5%)

Tangible Operating Efficiency Ratio (TE) (Non-GAAP) (1) (2)	73.6%	69.9%	79.0%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

Table 9 - IBERIABANK CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (1)

(dollars in thousands)

	For The Quarter Ended
	March 31, 2014			December 31, 2013			March 31, 2013
	Dollar Amount			Dollar Amount			Dollar Amount
	Pre-tax	After-tax (2)	Per share	Pre-tax	After-tax (2)	Per share	Pre-tax	After-tax (2)	Per share
Net Income (Loss) (GAAP)	$30,558	$22,395	$0.75	$34,779	$25,604	$0.86	$(4,159)	$717	$0.02

Non-interest income adjustments
Loss (Gain) on sale of investments	(19)	(12)	(0.00)	(19)	(12)	0.00	(2,359)	(1,533)	(0.05)
Other non-interest income	(1,772)	(1,680)	(0.06)	—	—	—	—	—	—

Non-interest expense adjustments
Merger-related expenses	967	629	0.02	566	368	0.01	157	102	0.00
Severance expenses	119	78	0.00	216	141	0.00	97	63	0.00
Storm-related expenses	184	120	0.00	—	—	—	—	—	—
(Gain) Loss on sale of long-lived assets, net of impairment	541	352	0.01	(225)	(146)	(0.00)	31,813	20,678	0.70
Debt prepayment	—	—	—	—	—	—	2,307	1,500	0.05
Occupancy expenses and branch closure expenses	17	11	0.00	—	—	—	375	244	0.01
Termination of debit card rewards program	(22)	(15)	(0.00)	(311)	(202)	(0.01)	—	—	—
Professional expenses and litigation settlements	—	—	—	—	—	—	—	—	—

Operating earnings (Non-GAAP)	30,573	21,878	0.73	35,006	25,753	0.87	28,231	21,771	0.74
Covered and acquired (reversal of) provision for loan losses	108	70	0.00	79	51	0.00	625	406	0.01
Other (reversal of) provision for loan losses	1,995	1,297	0.04	4,621	3,004	0.10	(4,002)	(2,601)	(0.09)

Pre-provision operating earnings (Non-GAAP)	$32,676	$23,245	$0.78	$39,706	$28,808	$0.97	$24,854	$19,576	$0.66

(1)	Per share amounts may not appear to foot due to rounding.
(2)	After-tax amounts estimated based on a 35% marginal tax rate.

1Q14 Earnings Conference Call

Supplemental Presentation

April 23, 2014

Safe Harbor Language

Statements contained in this presentation which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiaries constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in IBERIABANK Corporation’s periodic filings with the SEC. IBERIABANK Corporation undertakes no obligation to update or reissue any forward-looking statements, whether as a result of new information, future events or otherwise. In connection with the proposed mergers with Teche Holding Company and First Private Holdings, Inc., IBERIABANK Corporation has filed Registration Statements on Form S-4 that contain a proxy statement / prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement / prospectus and other documents containing information about IBERIABANK Corporation, Teche Holding Company and First Private Holdings, Inc., without charge, at the SEC’s website at http://www.sec.gov. Copies of the proxy statement / prospectus and the SEC filings that will be incorporated by reference in the proxy statement / prospectus may also be obtained for free from the IBERIABANK Corporation website, www.iberiabank.com, under the heading “Investor Information”. This communication is not a solicitation of any vote or approval, is not an offer to purchase shares of common stock of Teche Holding Company or First Private Holdings, Inc., nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in either proposed merger. The issuance of IBERIABANK Corporation common stock in any proposed merger would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.

2

Overview

Introductory Comments

Reported EPS of $0.75 and non-GAAP operating EPS of $0.73

Financial results were influenced by historical seasonal factors including; soft mortgage originations, title and service charge revenues, fewer capital markets transactions and seasonal expense increases

First quarter 2014 results were consistent with our internal forecast and budget expectations

Current forecast for operating EPS for 2014 similar to current consensus analyst estimates

Legacy loan growth: $165 million since December 31, 2013 (+8% annualized)

$1.7 billion since year-end 2012 (+25%)

Core deposit growth:

$103 million since December 31, 2013 (+4% annualized)

$0.5 billion since year-end 2012 (+5%)

Net interest increased two bps to 3.54%, above guidance range

Tax equivalent net interest income increased $0.9 million, or 1%, while average earning assets increased $234 million, or 2%

Tangible an operating basis efficiency ratio on increased to 73.6%. Company forecasts tangible efficiency ratio of approximately 68% for the remainder of 2014

3

Overview

Non-Interest Income – 1Q14 Components

Non-operating non-interest income of $1.8 million before-tax and Includes $1.5 million of tax $1.7 BOLI proceeds million after-tax related to proceeds from BOLI policy or $0.06 per share after-tax

Operating non-interest income declined $4.8 million, or 12%, on a linked quarter basis

$39.0

$38.0

$37.0

$36.0

$35.0

$34.0

$33.0

38.7

(0.3)

(0.5)

(0.9)

(2.4)

(0.7)

1.8

35.7

Non Interest Income Q4

Other Loan Income

NSF Charges

Sales Commission

Mortgage Loan and Other Gains

All Other Changes Non Operating Income Non Interest Income Q1

4

Overview

Non-Interest Expense – 1Q14 Components

Non-operating non-interest expense of $1.8 million before-tax, or $1.2 million after-tax or $0.04 per share

Operating non-interest expense increased $3.2 million, or 3%, on a linked-quarter basis

$ In millions

$108.0

$107.0

$106.0

$105.0

$104.0

$103.0

$102.0

$101.0

$100.0

102.7

0.5

0.4

2.2

(1.6)

1.2

1.2

0.6

0.3

107.4

Non interest Expenses 4Q13

Op Exp for new Memphis Branches

Merger Related

Payroll Taxes and Retirement Contributions Incentive Payment

Marketing and Business Development

Reserve for Unfunded commitments

FDIC Insurance All Other Non Interest Expense 1Q14

5

Overview

Small Business and Retail – 1Q Progress

Small Business loan growth of $36 million ,or +6%, on a linked-quarter basis

Indirect loan growth of $5 million, or +1%, on a linked-quarter basis

Consumer Direct & Mortgage loan growth of $59 million, or +3%, on a linked quarter basis

Credit Card loan portfolio was flat during the quarter; converted to a new processor

Completed conversion to new Merchant Services partner

Checking account growth:

Small Business checking accounts increased 11% year-over-year and an annualized 14% on a linked quarter basis

Consumer checking accounts were flat year-over-year but increased an annualized 4% on a linked quarter basis

Added three branches, net of consolidations, through the Memphis branch acquisition

Continued focus on productivity and efficiency of the delivery network – expect an additional three branch closures in 2Q14

Acceptance and usage of digital delivery continues to increase among our client base 1Q14 loan and deposit information excludes impact of Memphis branch acquisition

6

Overview

Non-Performing Assets Trends $ in thousands

NPA determination based on regulatory guidance for Acquired portfolios

$900,000

$800,000

$700,000

$600,000

$500,000

$400,000

$300,000

$200,000

$100,000

$0

4Q11

1Q12

2Q12

3Q12

4Q12

1Q13

2Q13

3Q13

4Q13

1Q14

$737,256

$681,642

$634,818

$561,466

$520,455

$458,568

$403,350

$349,601

$252,398

$221,379

$58,375

$77,653

$72,159

$57,769

$66,797

$62,511

$66,444

$73,807

$75,668

$70,694

$75,030

$67,010

$76,033

$64,125

$75,863

$56,058

$73,034

$46,363

$59,456

$43,273

Legacy Non-Covered Acquired Covered Acquired

7

Overview

Legacy Portfolio

Asset Quality Summary
(Excludes FDIC covered assets and all acquired loans)

($ thousands)	For Quarter Ended: 3/31/2013	12/31/2013	3/31/2014	% or Basis Point Change Year/Year	Qtr/Qtr
Non-accrual Loans	$ 46,565	$ 43,687	$ 32,983	-29%	-25%
OREO	26,515	28,272	26,204	-1%	-7%
Accruing Loans 90+ Days Past Due	1,950	1,075	269	-86%	-75%
Non-performing Assets	75,030	73,034	59,456	-21%	-19%
Past Due Loans	54,384	66,153	44,436	-18%	-33%
Classified Loans	112,892	82,199	59,017	-48%	-28%
Non-performing Assets/Assets	0.68%	0.61%	0.49%	(19) bps	(12) bps
NPAs/(Loans + OREO)	1.07%	0.88%	0.70%	(37) bps	(18) bps
Classified Assets/Total Assets	1.02%	0.69%	0.49%	(53) bps	(20) bps
(Past Dues & Nonaccruals)/Loans	0.78%	0.80%	0.53%	(25) bps	(27) bps
Provision For Loan Losses	$ (4,002)	$ 4,621	$ 1,995	150%	-57%
Net Charge-Offs/(Recoveries)	1,169	1,366	1,014	-13%	-26%
Provision Less Net Charge-Offs	$ (5,171)	$ 3,255	$ 981	119%	-70%
Net Charge-Offs/Average Loans	0.07%	0.07%	0.05%	(2) bps	(2) bps
Allowance For Loan Losses/Loans	0.99%	0.81%	0.81%	(18) bps	(0) bps
Allowance For Credit Losses/Loans	0.99%	0.95%	0.94%	(5) bps	(1) bps

- NPAs equated to 0.49% of total assets, down 12 bps compared to 4Q13
- $59 million in classified assets (-28% from 4Q13)
- Legacy net charge-offs of $1.0 million, or an annualized rate of 0.05% of average loans
- $2.0 million provision for legacy franchise in 1Q14

8

Overview

Allowance Coverage To NPAs – Legacy IBKC

1Q14 Allowance for loan losses of $68.3 million

1Q14 Reserve for unfunded lending commitments of $11.5 million

Legacy NPAs of $59.5 million

ACL/NPAs equals 134.3% Excludes all covered and acquired assets

140%

130%

120%

110%

100%

134.3%

90%

80%

70%

60%

50%

4Q12

1Q13

2Q13

3Q13

4Q13

1Q14

87.4%

80.0%

IBERIABANK Corporation Peer Banks $10-$30 Billion In Total Assets

All Bank Holding Companies

Seasonal

Influences

Seasonal Influences

Quarterly Organic Loan Growth

First quarter of each year tends to exhibit slower loan growth than other quarters

$ In Millions

650 550 450 350 250 150 50 (50)

Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Dec-09 Mar-10 Jun-10 Sep-10 Dec-10 Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14

97 6 37 14 64 149 246 243 165 (15) (5) (5)

*Organic loan growth excludes the outstanding balance of loans acquired in all transactions at the date of the acquisition in the respective acquisition periods

Seasonal Influences

Quarterly Organic Core Deposit Growth

$ in Millions

1,000 900 800 700 600 500 400 300 200 100 -

(100) 23 91 48 61 56 126 207 322 184 333 14 102

Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Dec-09 Mar-10 Jun-10 Sep-10 Dec-10 Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14

Core deposits are defined as total deposits less time deposits

Organic growth excludes the impact of acquired core deposits in all transactions at the date of the acquisition in the respective acquisition periods

Seasonal Influences

Mortgage Income

Mortgage Non-Interest Income

25,000 20,000 15,000 10,000 5,000 - (5,000)

1Q2013 2Q2013 3Q2013 4Q2013 1Q2014

Cash Revenue Market Value Adjustment Servicing Income

$,Thousands

Volumes and Margin on Mortgage Loans Sold

$800,000 $700,000 $600,000 $500,000 $400,000 $300,000 $200,000 $100,000 $0

1Q2013 2Q2013 3Q2013 4Q2013 1Q2014

3.50% 3.00% 2.50% 2.00% 1.50% 1.00% 0.50% 0.00%

% Sales Margin

Origination and Sold Balances

$, Thousands

Sold Originations Sales margin

Mortgage 1Q 2014 non-interest income of $10.1 million is $2.2 million lower than 4Q 2013 driven by

$4.1 million lower gains on sales

$2.3 million higher market value adjustment gains (-$1.5 million recognized in 1Q 2014 versus $823 thousand in 4Q 2013)

$382 thousand lower Origination and Underwriting Fee income

$216 thousand lower realized gain on loan sales

Volumes sold were lower in 1Q 2014 compared to prior quarter as a result of fewer loans being sold ($66 million less, or 18%) at $311 million compared to $377 million in 4Q 2013 combined with a 65 bps decline in sales margin to 2.49%

Loan originations were down $90 million in 1Q 2014 to $313 million from $404 million in 4Q 2013 (22%)

The Pipeline plus Loans HFS at March 31, 2014 were $291 million versus $233 million December 31, 2013, $58 million higher

Pipeline + Loans HFS (period end)

$500 $450 $400 $350 $300 $250 $200 $150 $100 $50 $0

Mar’13 Jun’13 Sep’13 Dec’13 Mar’14

$437 $391 $277 $233 $289

$, Millions

Seasonal Influences

Weekly Locked Mortgage Pipeline Trends

Significant pipeline declines in winter months

Seasonal rebound commences at the start of each year through spring months into early summer

Most recent decline was 40% since start of October 2013

Upward trend in 2014 is consistent with prior years

Locked weekly pipeline is up 21% since March 31, 2014

10% 0% -10% -20% -30% -40% -50%

10/4/13 11/4/13 12/4/13 1/4/14 2/4/14 3/4/14 4/4/14 5/4/14

-25% -40% -47%

% Change in Mortgage Loan Locked Pipeline Since First Week of October

2013-14 2012-13 2011-12

Seasonal Influences

Capital Markets and Wealth Management

ICP/IWA revenues of $3.1 million Total Quarterly Revenues For:

$4.5 $4.0 $3.5 $3.0 $2.5 $2.0 $1.5 $1.0 $0.5 $0.0

1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

Total Revenues ($ in Millions)

IBERIA Capital Partners

IBERIA Wealth Advisors (down 26% compared to 4Q13 and up 7% from 1Q13)

ICP currently provides research coverage on 69 public energy companies

IWA assets under management increased to $1.2 billion on March 31, 2014, up 7% compared to December 31, 2013

Seasonal Influences

Payroll Taxes and Retirement Contributions

Millions $6.0 $5.0 $4.0 $3.0 $2.0 $1.0 $0.0

2013Q1 2013Q2 2013Q3 2013Q4 2014Q1

$4.6 $3.4 $2.8 $2.5 $4.3

$0.5 $0.8 $0.3 $0.2 $0.6

Total Expenses ($ in Millions)

Seasonal Influences

Checking NSF Related Charges

Millions $4.6 $4.5 $4.4 $4.3 $4.2 $4.1 $4.0 $3.9 $3.8 $3.7 $3.6

2013Q1 2013Q2 2013Q3 2013Q4 2014Q1

$4.0 $4.2 $4.5 $4.5 $4.1

Total Revenues ($ in Millions)

Acquisition

Updates

Teche Holding Company Acquisition

Announced January 13, 2014

Adds 20 branches in overlapping Louisiana markets

established Teche Holding Company Acquisition Attractive, client base complements our existing client base

Total Loans: $704 million

Total Assets: $877 million

Total Deposits: $648 million

Total Equity: $92 million common equity

Assumes $18 million, pre-tax credit mark (2.6% of loans)

Accretive to EPS

Slightly dilutive to TVBS

IRR in excess of 20%

Received approvals from Federal Reserve and Louisiana OFI

No divestiture required

Proxy Statement Prospectus declared effective by SEC on April 16, 2014

Teche shareholder meeting May 28, 2014

Anticipate closing transaction on May 31, 2014 with branch and systems conversion expected by the end of 2Q14

IBKC

TSH

First Private

Announced February 11, 2014

banking Dallas First Private Holdings, Inc.

Acquisition New market acquisition of Dallas, Texas private bank

Adds two locations with established and complementary customer profile 2500 Dallas Parkway Dallas, $42.7 million

Total Loans: $257 million

Total Assets: $357 million

Total Deposits: $318 million

Total Equity: $33 million common equity

Assumes $4 million, pre-tax credit mark (1.5% of loans)

Slightly dilutive to 2015 EPS, 2% accretive in 2016

Slightly accretive to TVBS 0.1%

IRR in excess of 20%

Filed regulatory applications 8201 Preston Rd. Dallas, TX $262.5 million

Filed Proxy Statement Prospectus with SEC on March 28, 2014

Anticipate closing transaction on June 30, 2014

Plano Carrollton Farmers Branch

Appendix

Appendix

Performance Metrics – Quarterly Trends

Average earning assets up $234 million (+2%) 3/31/2013 6/30/2013 9/30/2013 12/31/2013 3/31/2014

Net Income ($ in thousands) $ 717 $ 15,590 $ 23,192 $ 25,604 $ 22,395 -13%

Linked Quarter

Change

%/Basis Point

For Quarter Ended:

T/E net interest

income up $1

million (+1%)

Provision for loan

million:

Per Share Data:

Fully Diluted Earnings $ 0 .02 $ 0 .53 $ 0 .78 $ 0.86 $ 0 .75 -13%

Operating Earnings (Non-GAAP) 0.74 0.69 0.83 0.87 0.73 -16%

Pre-provision Operating Earnings (Non-GAAP) 0.66 0.73 0.89 0.97 0.78 -20%

Tangible 36.93 36.30 37.00 37.17 37.59 1%

losses of $2

• Legacy net charge-offs:

$1.0 million

(0.05% annualized

rate)

Book Value 36.93 36.30 37.00 37.17 37.59 1% Key Ratios:

Return on Average Assets 0.02% 0.49% 0.71% 0.77% 0.68% (9) bps

Return on Average Common Equity 0.19% 4.09% 6.08% 6.62% 5.83% (79) bps

Return on Average Tangible Common Equity (Non-GAAP) 0.55% 5.96% 8.74% 9.43% 8.36% (107) bps

Covered and

acquired loan loss

net recovery: $0.2

million

Legacy provision

losses:

Net Interest Margin (TE) (1) 3.23% 3.39% 3.37% 3.52% 3.54% 2 bps

Tangible Operating Efficiency Ratio (TE) (1) (Non-GAAP) 79.0% 76.8% 73.0% 69.9% 73.6% 372 bps

Tangible Common Equity Ratio (Non-GAAP) 8.75% 8.69% 8.64% 8.55% 8.61% 6 bps

Tier 1 Leverage Ratio 9.37% 9.59% 9.65% 9.70% 9.61% (9) bps

Tier 1 Common Ratio (Non-GAAP) 11.39% 11.08% 10.95% 10.55% 10.44% (11) bps

(13) b for loan $2.0 million Total Risk Based Capital Ratio 13.80% 13.45% 13.28% 12.82% 12.69% bps

Net Charge-Offs to Average Loans (2) 0.07% 0.06% 0.02% 0.07% 0.05% (2) bps

Non-performing Assets to Total Assets (2) 0.68% 0.69% 0.66% 0.61% 0.49% (12) bps

(1) Fully taxable equivalent basis.

(2) Excluding FDIC Covered Assets and Acquired Assets.

Appendix

Non-Interest Bearing Deposits % of Total Deposits

Since 2010, total non-interest bearing deposits increased $1.8 billion or +211% (+65% annualized rate)

$153 million of incremental non-interest bearing deposit growth or +6% (+24% annualized)

1Q14 includes $39 million of non-interest bearing deposits acquired in Memphis branch acquisition

Top 1Q14 non-interest bearing deposit growth markets include Memphis, Lake Charles, Naples, and 23 Lafayette, Little Rock

30%

25%

20%

15%

10%

5%

0%

11%

12%

15%

15%

16%

17%

18%

19%

18%

19%

23%

24%

24%

25%

$0.9

$0.9

$1.3

$1.4

$1.5

$1.6

$1.7

$1.9

$2.0

$2.0

$2.1

$2.5

$2.6

$2.7

$3.5

$3.0

$2.5

$2.0

$1.5

$1.0

$0.5

$0.0

4Q09

1Q10

2Q10

3Q10

4Q10

1Q11

2Q11

3Q11

4Q11

1Q12

2Q12

3Q12

4Q12

1Q13

Noninterest bearing deposits at period-end

1Q13 Includes deposits acquired in Memphis branch acquisition

Appendix

Non-Interest Expense Trends • Non-interest expenses excluding non-operating items up

$3.2 million, or 3%, as compared to 4Q13

•	Total expenses up $4.8 million, or 5%, in 1Q14 Linked Impairment of fixed assets up $0.8 million
•	Merger-related expense increased $0.4 million
•	Termination of debit card rewards program up $0.3 million
•	Storm related costs up $0.2 million
•

0.1 million quarter increases/decreases of: Payroll tax expense $1.8 mil Provision for unfunded lending commitments 1.2 Marketing and business development 1.2 FDIC Insurance premiums 0.6 Severance expense down $0.1 million, or 45% Mortgage commissions and incentives (1.0)

Non-interest Expense ($000s) 1Q13 2Q13 3Q13 4Q13 1Q14 $ Change % Change

1Q14 vs. 4Q13

Mortgage Commissions $4,327 $ 6,127 $ 4,238 $ 3,169 $ 2,215 $ (954) -30%

Hospitalization Expense 4,407 3,994 4,303 3,899 3,944 4 5 1%

Other Salaries and Benefits 5 3,668 52,024 50,140 52,108 53,582 1,475 3%

Salaries and Employee Benefits $ 62,402 $ 62,145 $ 58,681 $ 59,176 $ 59,741 $ 565 1%

Credit/Loan Related 3,739 4,168 5,248 2,776 3,560 784 28%

Occupancy and Equipment 1 4,774 14,321 13,863 13,971 13,775 (196) -1%

Amortization of Acquisition Intangibles 1,183 1,181 1,179 1,177 1,218 4 1 3%

All Other Non-interest Expense 2 8,050 28,222 26,933 25,328 27,328 2,000 8%

Nonint. Exp. (Ex-Non-Operating Exp.) $ 110,148 $ 110,036 $ 105,904 $ 102,428 $ 105,622 $ 3,194 3%

Severance 97 1,670 554 216 119 (97) -45%

Occupancy and Branch Closure Costs 375 4,925 594—17 17 100%

Storm-related expenses — — 184 184 100%

Impairment of Long-lived Assets 3 1,813—977 (225) 541 766 -341%

Provision for FDIC clawback liability—130 667 ——0%

Debt Prepayment 2,307 — ——0%

Termination of Debit Card Rewards Program—450—(311) (22) 289 -93%

Consulting and Professional—150 (630) ——0%

Merger-Related Expenses 157—85 566 967 401 71%

Total Non-interest Expense $ 144,898 $ 117,361 $ 108,152 $ 102,674 $ 107,428 $ 4,754 5%

Tangible Efficiency Ratio—excl Nonop Exp 79.0% 76.8% 73.0% 69.9% 73.6%

Appendix

Non-Interest Income Trends

1Q14 originations down 22% from 4Q13

due to market forces and seasonal trends

Refinancings were • Mortgage loan income declined $2.2 million or -18%

Decreased Capital Markets income of $0.9 million or -19%

Title insurance income decreased $0.2 million, or -4%

16% of production,

down from 19% in 4Q13

Sales down 18% in 1Q14

Margins slightly higher in 1Q14

Deposit service charge income declined $0.4 million or -6%

due to fewer days in 1Q14 as compared to 4Q13

Other non-operating income of $1.8 million mainly resulting

from $1.5 million in increased BOLI net proceeds

Pipeline of $157 million at quarter-end,

up 43% as compared to year-end 2013

Non-interest Income ($000s) 1Q13 2Q13 3Q13 4Q13 1Q14 $ Change % Change

1Q14 vs. 4Q13

Service Charges on Deposit Accounts 6,79$ 7 $ 7,106 $ 7,512 $ 7,455 $ 7,012 $ (443) -6%

ATM / Debit Card Fee Income 2,183 2,357 2,476 2,493 2,467 (26) -1%

BOLI Proceeds and CSV Income 9 39 901 908 900 934 34 4%

Mortgage Income 18,931 17,708 15,202 12,356 10,133 (2,223) -18%

Title Revenue 5,021 5,696 5,482 4,327 4,167 (160) -4%

Broker Commissions 3,534 3,863 3,950 4,986 4,048 (938) -19%

Other Noninterest Income 4,727 4,915 7,720 6,179 5,129 (1,050) -17%

Noninterest income excluding non-operating income 42,132 42,546 43,250 38,696 33,890 (4,806) -12%

Gain (Loss) on Sale of Investments, Net 2,359 (57) 13 19 19 0 2%

Other Non-operating income — — 1,772 1,772 100%

Total Non-interest Income $ 44,491 $ 42,489 $ 43,263 $ 38,715 $ 35,681 $ (3,034) -8%

Appendix

Deposits Costs

•	Our Deposit Costs Declined Greater Than Peers
•	A Portion Of The Lower Costs Were Due To Improved Mix Of Deposits
•	2010 Non-Interest- Bearing Deposits Grew From 11% To 25% Of Total Deposits in 1Q14 1Q14 Includes deposits acquired in Memphis branch acquisition

IBERIABANK Corporation

Average Peers

1 Year Treasury Rate

2.00% 1.80% 1.60% 1.40% 1.20% 1.00% 0.80% 0.60% 0.40% 0.20% 0.00%

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

0.11% 0.26% 0.32%

The decrease in 1Q10 cost of deposits reflects market value adjustments associated with the acquisition of Orion Bank and Century Bank

Appendix

Loan Growth Since Year-End 2008

December 31, 2008

$3.7 Billion

March 31 Acquired loans, net of discount +$3.0 billion

Acquired loan pay downs ($1.8 billion)

Legacy loan growth +$4.7 billion

Total net growth

, 2014

$9.6 Billion

+$5.9 billion

Other Consumer Mortgage 14% Automobile 8% Home Equity 14% Small Business 3% Commercial 58% Home Equity 14%

Automobile 5% Mortgage 6% Other Consumer 3% Commercial 63%

Appendix

Legacy Loan Growth $ in millions Loan Growth

1st Quarter 2014:

•	$165 million, or

+2% (+8%

annualized)

Since YE 2011:

•	$3.1 billion, or

+58% (+26%

annualized)

Since YE 2009:

•	$4.3 billion, or

+105% (+25%

annualized)

•	The FDIC covered

loan portfolio

declined 60%, or

$1.0 billion (14%

annualized rate)

Legacy Loans

Acquired Loans

Covered Loans

$ in millions

$1,200 $1,00 $800 $600 $400 $200 $0 -$200

Mar-10 Jun-10 Sep-10 Dec-10 Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14

$64 $58 $43 $173 $149 $258 $157 $338 $246 $421 $365 $362 $243 $434 $295 $568 $165

Acquired loan growth reflects impact of loans acquired in Memphis branch acquisition completed in 1Q14 28

Appendix

Loan Originations 1Q14 –Top Markets

$ in millions

•	$million in 855 total

funded loans and

unfunded loan

commitments

originated in 1Q14

•	Significant growth in

Houston, New

Orleans, Lafayette,

Baton Rouge and

Naples

•	Continued growth in other markets in which we have invested heavily

Loan Commitments

Loan Fundings

$250 $200 $150 $100 $50 0

$16 $18 $27 $32 $49 $58 $63 $96 $228

$4 $4 $14 $5 $8 $26 $27 $54 $79

$12 $14 $13 $27 $42 $32 $36 $42 $149

NE Arkansas SW Louisiana Birmingham Little Rock Naples Baton Rouge Lafayette New Orleans Houston

Loan commitments and originations include renewals

Appendix

Deposit Growth Since Year-End 2008

December 31, 2008

$4 4.0 Billion

$

March 31, 2014

•	6.9 billion growth in total

deposits or +173% (+33%

annualized)

$10.9 Billion

Time Deposits 40% Noninterest 15% Savings/Mmkt 24% Time Deposits 15% Noninterest 25% Now Accounts 20% Savings/Mmkt 40%

Noninterest

Now Accounts

Savings/Mmkt

Time Deposits

Appendix

Deposit Growth Very strong

$ in millions

Increase of $162

million, or 2% in 1Q14

(+6% Annualized)

Total Deposit Growth transaction account

growth in 4Q12

Includes $175 in

deposits acquired in

Memphis branch

acquisition

$153 million (+6%)

growth in NIB deposits

for 1Q14; includes $39

million from Memphis

$1,000 $800 $600 $400 $200 $0 -$200 $400

Mar-11 Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14

$184 $62 $159 $88 $217 $92 $281 $71 $333 $122 $93 $44 $273 $143 $912 $116 $14 $4 $66 $84 $413 $474 $47 $91 $126 $60

Non-Interest Bearing Other Core Deposits Time Deposits

Organic Deposit Growth

1st Quarter 2014:

branch acquisition

1 • Core deposit increase

of $103 million, or

+1% (+4%

annualized)

Excludes acquired deposits

Appendix

Market Highlights For 1Q14

Competitive pressure on structure and pricing remains robust for high quality commercial and business banking clients

Houston, New Orleans, Baton Rouge, Lafayette, and Naples showed strong commercial loan originations

Loans and commitments originated during 1Q14 of $855 billion with 56% fixed rate and 44% floating rate

Commercial loans originated and funded in 1Q14 totaled $311 million with a mix of 44% fixed and 56% floating ($498 million in commercial loan commitments during the quarter)

Strong commercial pipeline in excess of $700 million at quarter-end

Small business loan originations, including lines of credit, grew $36 million or 6% in 1Q14

Period-end core deposit increase of $103 million, with non-interest bearing deposits up $114 million (up $50 million linked quarter growth on an average balance basis)

Appendix

Asset Quality Portfolio Trends

($thousands)

1Q14 1Q13 4Q13

% or Basis Point Change

Total Portfolio

Nonaccruals $ 4 63,075 $ 2 70,428 $ 229,962 -50% -15%

OREO & Foreclosed 131,836 99,173 93,165 -29% -6%

90+ Days Past Due 5,697 2,194 981 -83% -55%

Assets $ 600 608 $ 371 795 $ 324 108 -46% -13%

Year/Year Qtr/Qtr

NPAs/Assets 4.63% 2.78% 2.39% (224) bps (39) bps

NPAs/(Loans + OREO) 6.87% 3.88% 3.33% (354) bps (55) bps

LLR/Loans 2.21% 1.51% 1.40% (81) bps (11) bps

ACL/Loans 2.21% 1.62% 1.52% (69) bps (10) bps

Net Charge-Offs/Loans 0.06% 0.06% 0.03% (3) bps (3) bps

Past Dues:

30-89 Days Past Due $ 33,227 $ 40,918 $ 43,905 32% 7%

90+ days Past Due 5,697 2,194 981 -83% -55%

Nonaccual Loans 463,075 270,428 229,962 -50% -15%

Total 30+ Past Dues $ 5 01,999 $ 3 13,540 $ 274,848 -45% -12%

% Loans 5.84% 3.30% 2.85% (299) bps (45) bps

Appendix

Non-Operating Items (Non-GAAP)

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES [1]

(dollars in thousands)

	For The Quarter Ended								
	March 31, 2013			December 31, 2013			March 31, 2014		
	Dollar Amount			Dollar Amount			Dollar Amount		
	Pre-tax	After-tax [2]	Per share	Pre-tax	After-tax [2]	Per share	Pre-tax	After-tax [2]	Per share
Net Income (Loss) (GAAP)	$ (4,159)	$ 717	$ 0.02	$ 34,779	$ 25,604	$ 0.86	$ 30,558	$ 22,395	$ 0.75
Non-interest income adjustments									
Loss (Gain) on sale of investments	(2,359)	(1,533)	(0.05)	(19)	(12)	0.00	(19)	(12)	(0.00)
Other non-interest income	-	-	-	-	-	-	(1,772)	(1,680)	(0.06)
Non-interest expense adjustments									
Merger-related expenses	157	102	0.00	566	368	0.01	967	629	0.02
Severance expenses	97	63	0.00	216	141	0.00	119	78	0.00
Storm-related expenses	-	-	-	-	-	-	184	120	0.00
(Gain) Loss on sale of long-lived assets, net of impairment	31,813	20,678	0.70	(225)	(146)	(0.00)	541	352	0.01
Provision for FDIC clawback liability	-	-	-	-	-	-	-	-	-
Debt prepayment	2,307	1,500	0.05	-	-	-	-	-	-
Occupancy expenses and branch closure expenses	375	244	0.01	-	-	-	17	11	0.00
Termination of debit card rewards program	-	-	-	(311)	(202)	(0.01)	(22)	(15)	(0.00)
Professional expenses and litigation settlements	-	-	-	-	-	-	-	-	-
Operating earnings (Non-GAAP) [3]	28,231	21,771	0.74	35,006	25,753	0.87	30,573	21,878	0.73
Covered and acquired impaired (reversal of) provision for loan losses	625	406	0.01	79	51	0.00	108	70	0.00
Other (reversal of) provision for loan losses	(4,002)	(2,601)	(0.09)	4,621	3,004	0.10	1,995	1,297	0.04
Pre-provision operating earnings (Non-GAAP) [3]	$ 24,854	$ 19,576	$ 0.66	$ 39,706	$ 28,808	$ 0.97	$ 32,676	$ 23,245	$ 0.78

(1) Per share amounts may not appear to foot due to rounding.
(2) After-tax amounts estimated based on a 35% marginal tax rate.

- $1.5 Billion in time deposits re-price over next 12 months at 0.47% weighted average rate
- During 1Q14, new and re-priced time deposits were booked at an average cost of 0.35%
- In 1Q14, retention rate of time deposits was 88% with average reduction in rate of 37 basis points

34

Appendix

Performance Metrics – Yields and Costs

Investment yield

relatively flat with a 1 bps

increase

12/31/2013 3/31/2014

Linked Quarter

Change

For Quarter Ended:

Basis Point

Non-covered loan yield

decreased 5 bps from

4Q13

Net covered loan yield

decreased 25bps Investment Securities 2.21% 2.22% 1 bps

Covered Loans, net of loss share receivable 3.43% 3.18% (25) bps

Non-covered Loans 4.43% 4.38% (5) bps

4.33% 4.27% (6) bps

bps

Average non-interest-bearing

deposits up $50

million (+2% linked

quarter basis Loans & Loss Share Receivable Mortgage Loans Held For Sale 4.06% 3.69% (37) bps

Other Earning Assets 0.94% 1.27% 33 bps

Total Earning Assets 3.87% 3.87% (0) bps

Interest-bearing deposit

costs declined 3 bps

Margin increased 2 bps

Interest-bearing Deposits 0.39% 0.36% (3) bps

Short-Term Borrowings 0.15% 0.17% 2 bps

Long-Term Borrowings 3.37% 3.42% 5 bps

Total Interest-bearing Liabilities 0.47% 0.44% (3) bps

Net Interest Spread 3.40% 3.43% 3 bps to 3.54%

Net Interest Margin 3.52% 3.54% 2 bps

(1) Earning asset yields are shown on a fully taxable-equivalent basis.

Appendix

Expected Quarterly Re-pricing Schedule

$ in millions 2Q14 3Q14 4Q14 1Q15 2Q15

Cash Equivalents Balance $ 201.8 $—$—$—$—

Rate 1.09% 0.00% 0.00% 0.00% 0.00%

Investments Balance $ 81.4 $ 80.1 $ 56.5 $ 50.2 $ 63.9

Rate 2.83% 3.02% 3.02% 2.98% 2.92%

Fixed Rate Loans Balance $ 309.3 $ 270.7 $ 254.3 $ 229.9 $ 224.1

Rate 4.99% 4.95% 4.90% 4.96% 4.92%

Variable Rate Loans Balance $ 4,249.0 $ 24.4 $ 25.2 $ 20.4 $ 5.1

Rate 3.26% 3.02% 3.00% 2.43% 2.75%

Held for Sale Loans Balance $ 131.5 $—$—$—$—

Rate 3.90% 0.00% 0.00% 0.00% 0.00%

Time Deposits Balance $ 712.0 $ 308.9 $ 269.1 $ 174.0 $ 53.1

Rate 0.43% 0.49% 0.48% 0.58% 0.86%

Repos Balance $ 683.1 $—$—$—$—

Rate 0.16% 0.00% 0.00% 0.00% 0.00%

Note: Amounts exclude re-pricing of assets and liabilities from prior quarters

Borrowed Funds Balance $ 125.3 $ 13.0 $ 0.4 $ 0.4 $ 5.4

Rate 3.21% 4.04% 3.65% 3.65% 3.30%

Excludes FDIC loans and receivable, non-accrual loans and market value adjustments

Appendix

Interest Rate Risk Simulation

Base Blue Forward

Change In: -200 bp* -100 bp* Case +100 bp* +200 bp* Chip Curv

Net Interest

Income -4.4% -1.6% 0.0% 3.3% 6.7% 0.4% 0.4%

Economic

Value of

Equity -10.4% -12.6% 0.0% 5.1% 8.9% -0.1% -0.1%

Source: Bancware model, as of March 31, 2014

* Assumes instantaneous and parallel shift in interest rates based on static balance sheet

Asset sensitive from an interest rate risk position

The degree of asset sensitivity is a function of the reaction of competitors to changes in deposit pricing

Forward curve has a positive impact over 12 months

Financial

Assumptions

And Impact Of

Pending

Acquisitions

Appendix

Teche—Financial Assumptions & Impact

Gross loss estimate of $18.0 million on a pre-tax basis (2.6% of gross loan portfolio)

Loss estimate net of allowance of $10.1 million on a pre-tax basis

Aggregate negative $ 13.1 million in other marks, including securities

Credit Mark:

Conservative

Financial

Assumptions

Other Marks:

Cost Savings:

portfolio, loan rate, allowance for loss reversal, OREO, fixed assets,

FHLB marks

Annual run rate cost savings of approximately $19 million on a pre-tax basis

Merger Related Costs:

Represents in excess of 50% of Teche’s fiscal year 2013 non-interest expenses

Savings expected to be achieved by first quarter of 2015

Approximately $22 million on a pre-tax basis

Approximately 6% accretive to EPS in 2015

Tangible book value dilution of 2% excluding one-time acquisition and conversion related costs on a pro forma basis at September 30, 2013

Tangible book value breakeven one

breakeven, including one-time acquisition and conversion

related costs, of approximately four years

Strong pro forma capital ratios:

Tangible common equity ratio = 8.7%

Total risk based capital ratio = 13.2%

Attractive Financial

Impact

Internal rate of return over 20%; well in excess of our cost of capital

Appendix

First Private—Financial Assumptions & Impact

Credit Mark: Gross loss estimate of $3.7 million on a pre-tax basis (1.5% of gross loan portfolio)

Loss estimate, net of allowance, is $2.5 million on a pre-tax basis and $1.6 million in an after-tax basis

Conservative

Financial

Assumptions

Other Marks:

Cost Savings: Annual run rate cost savings of approximately $0.5 million on a pre-tax basis

Aggregate positive $8.3 million in interest rate marks after-tax for loans, securities, CDs and FHLB advances

Merger Related Costs:

Represents approximately 7% of First Private’s fiscal year

2013 non-interest expenses

Savings expected to be achieved by first quarter of 2015

Approximately $5 million on a pre-tax basis

Slightly dilutive to EPS in 2015; approximately 2% accretive to EPS in 2016

Slightly accretive to tangible book value excluding one-time acquisition and conversion related costs on a pro forma basis at December 31, 2013, approximately

Attractive 0.1%

Financial

Impact

Strong pro forma capital ratios (1):

Tangible common equity ratio = 8.9%

Total risk based capital ratio = 12.9%

Internal rate of return greater than 20%; well in excess of our cost of capital

(1) Pro forma capital ratios include pending Teche Holding Company transaction

Appendix

Performance Compared To Peers Since Year-End 1999

Measurement

Average Over Period 2000-2013

(2)

U.S. Publicly-

(1)

Publicly-Traded IBERIABANK

Measure Period

Total Asset Growth Period-End CAGR 6.8% 9.4% 16.4%

Return on Average Assets Annual Average 0.46% 0.98% 0.98%

Return on Average Tangible Common Equity Annual Average 7.30% 14.16% 15.44%

BHC PeersTraded BHCsCorporation

Nonperforming Assets-to-Total Assets Average of Year-Ends 1.65% 1.12% 0.59%

Net Charge-Offs-to-Average Loans Annual Average 0.48% 0.56% 0.25%

Operating EPS Growth Annual Average 18.1% 15.7% 19.5%

Tangible Book Value Per Share Growth (3) Period-End CAGR 3.8% 6.6% 10.5%

) Cumulative Shareholder Return 4) Period-End Growth 139.9% 233.6% 690.3%

(1) U.S. publicly-traded bank holding companies at year-end 2013. Does not include entities that failed or were acquired.

(2) U.S. publicly-traded bank holding companies at year-end 2013 with total assets between $10 billion and $30 billion.

Does not include entities that failed or were acquired.

(3) Excludes bank holding companies with tangible book value per share less than zero at 12/31/13.

(4) Assuming common stock price appreciation and the reinvestment of dividends since year-end 1999.

Appendix

FDIC Covered Loan Portfolio Roll Forward

Average

Income /

Expense Average Yield Average

Income /

Expense Average Yield Average

Income /

Expense Average Yield Average

Income /

Expense Average Yield

Covered Loans 954,555 30,324 12.619% 871,768 30,858 13.896% 751,482 37,180 19.462% 691,460 25,927 14.999%

Mortgage Loans 170,420 4,135 9.706% 1 63,485 2,718 6.650% 149,834 4,329 11.556% 150,981 3,776 10.005%

2Q2013 3Q2013 4Q2013 1Q2014

Indirect Automobile — 0.000% — 0.000% — 0.000% — 0.000%

Credit Card 789 14 7.147% 728 13 6.971% 679 13 7.377% 646 12 7.416%

Consumer 126,164 2,594 8.248% 104,668 3,029 11.481% 88,260 2,944 13.232% 77,967 2,047 10.648%

Line Of Credit-Consumer Loans 40,543 2,967 29.355% 50,939 (190) -1.476% 59,651 4,142 27.551% 53,361 1,881 14.294%

Commercial & Business Banking 616,642 20,613 13.224% 551,950 25,288 17.928% 453,062 25,753 22.242% 408,507 18,211 17.832%

Loans in Process (3)—0.000% (2)—0.000% (4)—0.000% (2)—0.000%

Overdrafts 0—0.000% — 0.000% — 0.000% — 0.000%

FDIC Loss Share Receivable 268,700 (18,130) -26.692% 228,047 (22,875) -39.252% 188,932 (29,142) -60.357% 154,634 (19,264) -49.831%

Net Covered Loan Portfolio 1,223,255 12,194 3.984% 1,099,815 7,983 2.876% 940,414 8,038 3.426% 846,094 6,663 3.176%

Average

Income /

Expense Average Yield Average

Income /

Expense Average Yield Average

Income /

Expense Average Yield Average

Income /

Expense Average Yield

2Q2013 3Q2013 4Q2013 1Q2014

Covered Loans 954,555 3 0,324 12.619% 871,768 30,858 13.896% 751,482 37,180 19.462% 691,460 25,927 14.999%

CapitalSouth Bank 131,981 3,610 10.852% 123,412 3,248 10.332% 109,390 2,948 10.610% 95,557 2,426 10.167%

Orion Bank 548,977 17,685 12.789% 5 04,934 17,935 13.924% 431,840 18,778 17.104% 401,765 14,554 14.515%

Century Bank 199,836 4,943 9.869% 175,247 6,751 15.184% 157,460 12,280 30.697% 147,595 5,449 14.834%

Sterling Bank 73,762 4,087 21.956% 6 8,174 2,924 16.831% 52,792 3,174 23.576% 46,543 3,498 30.091%

FDIC Loss Share Receivable 268,700 (18,130) -26.692% 228,047 (22,875) -39.252% 188,932 (29,142) -60.357% 154,634 (19,264) -49.831%

CapitalSouth Bank 18,955 (2,347) -48.987% 14,720 (2,538) -67.473% 10,394 (535) -20.145% 7,656 (938) -49.012%

Orion Bank 164,219 (10,492) -25.277% 141,213 (12,702) -35.199% 115,061 (22,595) -76.842% 93,198 (13,056) -56.033%

Century Bank 65,145 (3,105) -18.857% 55,021 (5,304) -37.719% 49,048 (5,808) -46.333% 42,600 (3,895) -36.573%

Sterling Bank 20,382 (2,185) -42.404% 17,093 (2,331) -53.365% 14,430 (205) -5.547% 11,179 (1,375) -49.212%

Net Covered Loan Portfolio 1,223,255 12,194 3.984% 1,099,815 7,983 2.876% 940,414 8,038 3.426% 846,094 6,663 3.176%

CapitalSouth Bank 150,936 1,262 3.338% 1 38,132 710 2.041% 119,784 2,413 7.941% 103,213 1,488 5.777%

Orion Bank 713,195 7,192 4.024% 646,147 5,232 3.188% 546,901 (3,817) -2.661% 494,964 1,498 1.231%

Century Bank 264,980 1,837 2.807% 2 30,268 1,448 2.543% 206,508 6,472 12.401% 190,195 1,554 3.320%

Sterling Bank 94,144 1,903 8.022% 8 5,267 593 2.759% 67,221 2,970 17.325% 57,722 2,123 14.732%

Appendix

Expected Amortization

8.00$1,500%

Projected Average Balances and Net Yields

Projected Average Balance Projected Net Yield

6.00%

7.00%

$1,200

5.00%

$600

$900

3.00%

4.00%

$300

$0 2.00%

Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015